SHINSEI BANK
株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan

File No. 82-34775

January 26, 2006


06010714

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated January 18, 2005 (Attached hereto as Exhibit A-1)
(2) Press release dated January 19, 2005 (Attached hereto as Exhibit A-2)
(3) Press release dated January 25, 2005 (Attached hereto as Exhibit A-3)

B. Japanese Language Documents

(1) Press release dated January 18, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated January 19, 2005
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated January 25, 2005
(English Translation attached hereto as Exhibit B-3, the same as A-3)

Very truly yours,

Shinsei Bank, Limited

By ______________

Name: Kazumi Kojima

Title: General Manager
Corporate Communications Division

PROCESSED
FEB 08 2006
THOMSON
FINANCIAL


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

"SHINSEI BANK DĒLONGHI CAFĒ" Opens in Omotesando Hills on February 11

Tokyo (Wednesday, January 18, 2006) -- On February 11, 2006, Shinsei Bank, Limited ("Shinsei Bank") and De' Longhi Japan Corp. ("De' Longhi") will open the "SHINSEI BANK DĒLONGHI CAFĒ" at the Grand Opening of Omotesando Hills, a multipurpose complex. A branch of Shinsei Bank and a cafe by De' Longhi, the Italian home electric appliance manufacturer, will be located next to each other.

This new BankCafé offers a totally new banking experience in a comfortable and stylish atmosphere, not only by offering internet banking services but also by offering space to relax on a sofa in a café. Customers can do internet banking while enjoying a cup of authentic espresso. This will be the only bank branch in Omotesando Hills providing banking and ATM services.
(See appendix for service details.)

Image


DELONGHI
ATM
BANK

Outline of SHINSEI BANK DĒLONGHI CAFĒ

Name	SHINSEI BANK DĒLONGHI CAFĒ	
Category	Bank Cafe & Showroom	
Address	B3 floor, Omotesando Hills Main Building, 4-12-10 Jingu-mae, Shibuya-ku, Tokyo 150-0001	
	SHINSEI BANK	DĒLONGHI CAFĒ
Holidays	None, open all year	None, open all year
Business hours and Available services	11:00-19:00 (Account opening, with staff) 11:00-24:00 (ATM, Internet banking, telephone banking)	11:00-24:00 (Café. Last orders at 23:00) [Alcoholic drinks will be served after 19:00] 11:00-24:00 (Display of products)
Inquiries from customers:	Shinsei PowerCall 0120-456-860 [24 hours, 365 days]	03-5410-7788 (Direct to the store)
Official name	Shinsei Bank Omotesando Hills Annex	-

Shinsei Bank Services at "SHINSEI BANK DĒLONGHI CAFĒ"

1) **Simple and timely account opening and immediate issuance of cash cards in 32 select colors**

You can easily open a PowerFlex account and have your cash card issued immediately (The immediate issuance of cards require certain customer ID documents, such as a driver's license.) You can choose your color from among 32 choices.

2) **Free ATMs**

You can use Shinsei Bank ATMs free of charge (deposits, withdrawals and balance inquiries).
Note: Cash cardholders of Postal Savings Accounts are charged a fee.

3) **Easy transactions through internet and telephone banking services**

"SHINSEI BANK DĒLONGHI CAFĒ" provides personal computers for internet banking and direct phones to the Call Center. Over a cup of coffee, Shinsei PowerFlex accountholders can carry out transactions, such as remittances, account information inquiries, yen and foreign currency deposits and investment trust transactions, and can make inquiries about various products and services via the Internet or by telephone. Furthermore, remittances via the Internet are free of charge up to five times a month (up to 30 times depending on account balances).

De' Longhi' Café Services at "SHINSEI BANK DĒLONGHI CAFĒ"

This is an Italian bar/cafe with totally different features during the day and in the evening. During the daytime, it is an Italian bar where people can enjoy focaccia with a cup of espresso in a brightly lit atmosphere. At night, it is a social space for adults to enjoy chatting over espresso liqueuer in an attractive space with soft lighting.

1) Authentic Italian espresso and cappuccino from a De'Longhi Espresso Machine.
2) After 7:00 p.m., espresso liqueurs and other alcoholic drinks are served.
3) Focaccia made from genuine Italian ingredients.
4) A showcase of new models of De' Longhi machines.
5) Sales of "De' Longhi Selezione," the first food line produced by De' Longhi.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

Exhibit A - 1





FOR IMMEDIATE RELEASE

Rakuten, Inc.
(Code: 4755, JASDAQ)
Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Rakuten and Shinsei Bank to Establish Joint Venture for Mortgage Loans

Tokyo (Thursday, January 19, 2006) - Rakuten, Inc. ("Rakuten") and Shinsei Bank, Limited ("Shinsei Bank") today announced that they have reached an agreement to establish Rakuten Mortgage Co., Ltd. (tentative name, "Rakuten Mortgage"), a financial company specializing in mortgage loans provided over the internet.

Rakuten is aiming to enhance its product lineup through the introduction of a new product from the financial field, an area highly compatible with the internet, as a means to improve convenience and expand services. Shinsei Bank has decided to establish Rakuten Mortgage, an equally financed joint venture, as an avenue to expand its housing loan securitization business. Initially the new company will ally with the Government Housing Loan Corporation ("GHLC") and market as its mainstay product, the Flat 35, a long-term fixed rate mortgage. The venture aims to provide housing loans at the lowest interest rate levels in the industry by applying the customer base and internet business know-how of Rakuten with the skills in securitizing housing loans and strong ability to distribute securitization products of the Shinsei Bank Group.

Outline of Rakuten Mortgage

Name	Rakuten Mortgage Co., Ltd. (tentative name)
Establishment	Mid-February 2006
Capital (including capital reserve)	1 billion yen
Capital contribution ratio	Rakuten 50%, Shinsei Bank 50%
Launch of business operation	October 1, 2006 (tentative)
Board of Directors	Three shall be nominated by Rakuten and two shall be nominated by Shinsei Bank

Appendix

About Rakuten

Name	Rakuten, Inc.
Representative Officer	Hiroshi Mikitani
Address	10-1, Roppongi 6-chome, Minato-ku, Tokyo
Established	February 1997
Capital	54.122 billion yen (consolidated, as of September 30, 2005)
Number of employees	3,495 (consolidated, as of September 30, 2005)
Business	Internet services

About Shinsei Bank

Name	Shinsei Bank, Limited
Representative Statutory Executive Officer	Thierry Porté
Address	1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo
Established	December 1952
Capital	451.2 billion yen (as of September 30, 2005)
Number of employees	2,052 (as of September 30, 2005)
Business	Banking

Exhibit A-3





SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Reports Financial Results for Nine Months ended December 31, 2005

Tokyo (Wednesday, January 25, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today reported its financial results for the nine months of fiscal year (FY) 2005 ended December 31, 2005.

"Solid growth in all three of our strategic business lines contributed to the excellent results achieved during the first nine months of FY2005 and has prompted us to revise our earnings' forecast for this financial year" said Mr. Thierry Porté, President and CEO of Shinsei Bank, "I believe that the key to our success going forward lies in the growing recognition and appreciation by our customers of Shinsei's unique business model based on delivering innovative solutions to meet our customers' evolving needs."

Financial Highlights: First Nine Months of FY2005

(All figures compared to first nine months of FY2004)

- **Total revenue grew 68% to 203.5 billion yen**
- **Ordinary business profit increased 90% to 102.0 billion**
- **Net income increased 12% to 59.6 billion yen**
  - **Cash basis net income increased 37% to 77.9 billion yen**
- **Diluted EPS for nine months reached 29.61 yen**
  - **Cash basis diluted EPS of 38.67 yen**
- **Return on equity (diluted) stood at 9.7%**
  - **Cash basis diluted ROE of 12.7%**
- **Expense to revenue ratio improved from 55.7% to 49.8%**

Financial Forecast: Full Year FY2005

- **Consolidated net income: 75 billion yen (Previous forecast: 63 billion yen)**
  - **Cash basis net income: 98 billion yen (Previous forecast: 93 billion yen)**

1. Financial Summary: First Nine Months of FY2005

Shinsei Bank reported consolidated revenue of 203.5 billion yen for the first nine months of fiscal 2005, an increase of 82.4 billion yen or 68.1% as compared to same period in fiscal year 2004. Both interest income and non-interest income growth contributed to this significant increase in revenue.

Revenue from fees and commissions, trading and other non-interest sources, including revenues from leased assets and installment receivables increased to 143.0 billion yen and now represents 70.3% of total revenues. This significant rise is partly driven by fees on installment shopping credit, credit cards, guarantees and other financing to APLUS customers, leasing income from Showa Leasing customers, income on capital markets and other structured products as well as sales of asset management products.

General and administrative expenses increased by 34.0 billion yen to 101.4 billion yen in the first nine months of fiscal 2005 largely due to the inclusion of APLUS and Showa Leasing. This expense increase was partly offset by continual expense rationalization and disciplined cost management across all businesses. As a result, Shinsei Bank's expense to revenue ratio improved to 49.8% from 55.7% compared to the same period last fiscal year.

Ordinary business profit of 102.0 billion yen during the first nine months of FY2005 was 48.4 billion yen or 90.2% higher than the same period last fiscal year. Ordinary business profit improved in all three business areas.

Net credit costs were 22.8 billion yen for the nine months ended December 31, 2005 compared with net credit recoveries of 7.2 billion yen during the same period last fiscal year. The increase in credit costs in this fiscal year was largely attributable to inclusion of APLUS and Showa Leasing's net credit costs. The net credit recoveries in the first nine months of last fiscal year were primarily due to a reduction in the historical default ratio resulting from improvement in overall credit quality which has led to a non-consolidated NPL ratio of just 1.1% as of December 31, 2005.

Consolidated net income for the period was 59.6 billion yen, up 12.2% as compared to the same period last fiscal year. The first nine months of this fiscal year included 18.2 billion yen of amortized acquired goodwill and intangible assets, net of tax benefit, related to the acquisition of APLUS and Showa Leasing. Diluted net income per share for the nine months ended December 31, 2005 was 29.61 yen.

Shinsei Bank also reports cash basis net income on a voluntary basis in order to provide greater transparency and understanding of its underlying performance. Cash basis net income is calculated by excluding amortization of acquired goodwill and intangible assets, net of tax benefit, from net income under Japanese GAAP. For the first nine months of fiscal 2005, consolidated cash basis net income was 77.9 billion yen, an increase of 37.1% as compared to the same period last fiscal year. Cash basis diluted net income per share for the nine-month period of fiscal year 2005 was 38.67 yen, an increase of 9.17 yen or 31.1%, as compared to the same period last fiscal year.

2. Business Line Results:

Shinsei Bank's business model is based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance ("CCF") and Retail Banking. The strength of these three business areas continues to generate strong revenue in line with Shinsei Bank's customer-focused, solution driven business model.

Institutional Banking

The Institutional Banking business has positioned itself as a hybrid commercial and investment bank which provides innovative solutions to institutional customers through an integrated team of relationship managers and product specialists. The business generated revenue of 86.6 billion yen in the first nine months of this fiscal year – an increase of 12.8 billion yen or 17.4% compared to the same period the previous year. Non-recourse real estate finance and capital markets activities delivered particularly strong results. In the first nine months of this fiscal year, the total general and administrative expenses were 29.1 billion yen, 0.8 billion yen higher than the same period last fiscal year. Strong revenue growth coupled with modest expense growth in Institutional Banking resulted in an expense to revenue ratio improvement to 33.6% for the nine months ended December 31, 2005 compared with 38.4% for the same period a year ago.

Consumer and Commercial Finance

The acquisition of APLUS and Showa Leasing in FY2004 have transformed the Consumer and Commercial Finance business into a major contributor to the Bank's overall revenue while adding new customers, experienced personnel, technical capabilities and leveraging Shinsei Bank's expertise and know-how. In the nine months ended December 31, 2005, CCF business contributed revenue of 89.1 billion yen, or 44% of total Shinsei Bank's revenue. Continuous expense rationalization coupled with revenue growth improved the expense to revenue ratio to 50.7% in the first nine months of this fiscal year from 69.1% during the same period a year ago. The business generated ordinary business profit of 43.9 billion yen, an increase of 37.6 billion yen from the same period last fiscal year primarily due to the contribution from APLUS and Showa Leasing.

Retail Banking

The Retail Banking business continues to build on its successful "bricks and clicks" business model by focusing on understanding customers' needs, expanding its range of customer-acclaimed products and enhancing distribution channels to provide customers with greater value and convenience. During the first nine months of this fiscal year, total revenue was 32.6 billion yen, up 12.5% from the same period last fiscal year. The main sources of revenue were interest income from retail deposits and loans, option income from structured deposits, fees from asset management and variable annuity products and foreign exchange fees from the sale of foreign currency deposits. The ability to successfully sell an increasingly wide range of products is contributing to more balanced and recurrent revenue growth. In

the nine months ended December 31, 2005, following the successful launch of Shinsei Bank's "Color your life" campaign, Shinsei Bank added more than 342,000 new *PowerFlex* retail and high net worth customers, compared to 284,000 over the same period last fiscal year and the business now has over 1.6 million retail accounts.

Retail Banking had total expenses of 26.1 billion yen, an increase of 2.1 billon yen, during the nine-month period. The expense increase relates to expansion of distribution channels and the growth of customer driven transactions. During the period, revenue grew faster than expenses resulting in an expense to revenue ratio improvement from 82.4% to 79.9%. The business generated ordinary business profit of 6.5 billion yen for the nine months of fiscal 2005 compared to 5.1 billion yen during the same period in FY2004.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, income from proprietary investments, inter-company eliminations, and corporate level expenses. In the first nine months of this fiscal year ordinary business profit (loss) was (5.9) billion yen compared to (3.3) billion yen the same period in FY2004.

3. Balance Sheet:

Loan and bills discounted balance grew 326.0 billion yen or 9.5% to 3,756.4 billion yen in the nine-month period ended December 31, 2005. Loans to retail customers, including lending to high net worth individuals, grew 51.5% or 158.6 billion yen to 466.7 billion yen. Corporate loans increased 5.2% or 126.5 billion yen to 2,577.7 billion yen. Lending to CCF customers increased 64.4 billion yen or 23.6% to 337.1 billion yen in the nine-month period ended December 31, 2005.

Shinsei Bank continues to diversify its funding base through continuing growth in its retail deposits. Total deposits, including negotiable certificates of deposit, increased 625.8 billion yen or 18.1% to 4,078.6 billion yen during the first nine months of FY2005. The retail deposits balance, including high net worth customers, grew 715.5 billion yen or 31.1% in the first three quarters of this fiscal year and has now reached 3.0 trillion yen. As a result, retail funding now represents close to 67% of total customer funding.

4. Non-performing Loans (non-consolidated):

Shinsei Bank made further progress in bringing down its non-performing loan balances. As of December 31, 2005, total non-performing loans were at 42.5 billion yen – a decline of 3.6 billion yen from September 2005 level. Non-performing loans currently represent 1.1% of total claims outstanding.

5. Financial Forecast:

In view of the strong business and financial performance experienced during the first nine months of FY2005, Shinsei Bank has revised its earnings forecasts for Fiscal Year 2005 as follows:

- Consolidated ordinary business profit: 125 billion yen (previous forecast: 120 billion yen)
- Consolidated net income: 75 billion yen (previous forecast: 63 billion yen)
- Consolidated cash basis net income: 98 billion yen (previous forecast: 93 billion yen)
- Non-consolidated net business profit: 68 billion yen (previous forecast 62 billion yen)
- Non-consolidated net income: 72 billion yen (previous forecast 68 billion yen)

****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

This press release contains forward-looking statements relating to the Bank and its subsidiaries. These statements are based on management assumptions of future events and trends and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements as a result of various factors.

Financial Highlights - Consolidated

Results of Operations (1)

(Billions of yen)

(Three months comparison)	Three months ended Dec. 31, 2005 (3Q-FY2005) a	Three months ended Dec. 31, 2004 (3Q-FY2004) b	Change a - b (%)	Three months ended Sep. 30, 2005 (2Q-FY2005) c	Change a - c (%)
Net interest income	**20.3**	17.9	14%	20.7	(2)%
Fees and commissions	**12.7**	15.9	(20)%	10.6	19%
Net trading income	**8.3**	4.3	91%	7.9	5%
Other business income	**31.5**	9.9	217%	26.6	18%
Non-interest income	**52.6**	30.2	74%	45.2	16%
Total revenue (2)	**72.9**	48.2	51%	66.0	11%
General and administrative expenses (2)	**(34.7)**	(28.9)	20%	(32.1)	8%
Ordinary business profit (*jisshitsu gyomu jun-eki*) (2)	**38.2**	19.3	98%	33.8	13%
Net credit recoveries (costs)	**(8.2)**	(3.4)	141%	(9.4)	(13)%
Amortization of acquired goodwill and intangible assets	**(6.2)**	(4.4)	41%	(7.8)	(20)%
Taxes and others	**(1.7)**	0.9	(278)%	3.7	(147)%
Net income	**21.9**	12.4	77%	20.2	8%
Cash basis net income (3)	**27.3**	16.0	70%	27.1	1%

(Nine months comparison)	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Change %	Six months ended Sep. 30, 2005 (1H-FY2005)
Net interest income	**60.5**	43.3	40%	40.1
Fees and commissions	**36.2**	25.3	43%	23.5
Net trading income	**21.1**	19.7	7%	12.7
Other business income	**85.6**	32.7	162%	54.1
Non-interest income	**143.0**	77.7	84%	90.4
Total revenue (2)	**203.5**	121.0	68%	130.5
General and administrative expenses (2)	**(101.4)**	(67.4)	50%	66.6
Ordinary business profit (*jisshitsu gyomu jun-eki*) (2)	**102.0**	53.6	90%	63.8
Net credit recoveries (costs)	**(22.8)**	7.2	n.m. (4)	(14.5)
Amortization of acquired goodwill and intangible assets	**(20.9)**	(4.4)	n.m. (4)	(14.6)
Taxes and others	**1.4**	(3.2)	n.m. (4)	3.1
Net income	**59.6**	53.1	12%	37.7
Cash basis net income (3)	**77.9**	56.8	37%	50.5

(1) Certain prior period amounts have been reclasified to conform to current period presentation.
(2) Represents results based on management accounting basis
(3) Excludes amortization of APLUS and Showa Leasing's acquired (consolidation) goodwill and intangible assets, net of tax benefit.
(4) n.m. is not meaningful.

Selected Balance Sheet Data

(Billions of yen)

	As of Dec. 31, 2005	As of Sep. 30, 2005	Change Amount	Change %	As of Mar. 31, 2005	Change Amount	Change %
Securities	**1,619.9**	1,678.2	(58.3)	(3.5)%	1,478.2	141.7	9.6%
Loans and bills discounted	**3,756.4**	3,828.0	(71.5)	(1.9)%	3,430.4	326.0	9.5%
Lease and installment receivables (5)	**776.1**	769.1	7.0	0.9%	735.8	40.3	5.5%
Intangible assets (6)	**70.4**	72.6	(2.2)	(3.0)%	77.2	(6.8)	(8.8)%
Consolidation goodwill, net	**224.7**	229.6	(4.8)	(2.1)%	244.0	(19.3)	(7.9)%
Customers' liabilities for acceptances and guarantees	**785.9**	1,002.4	(216.5)	(21.6)%	1,058.1	(272.2)	(25.7)%
Total assets	**9,366.6**	9,142.7	223.8	2.4%	8,576.3	790.3	9.2%
Deposits (including Negotiable Certificates of Deposit)	**4,078.6**	3,964.3	114.2	2.9%	3,452.8	625.7	18.1%
Debentures and corporate bonds	**1,265.7**	1,263.7	2.0	0.2%	1,330.9	(65.1)	(4.9)%
Borrowed money	**1,085.3**	1,166.9	(81.6)	(7.0)%	1,160.2	(74.9)	(6.5)%
Acceptances and guarantees	**785.9**	1,002.4	(216.5)	(21.6)%	1,058.1	(272.2)	(25.7)%
Total liabilities	**8,442.8**	8,261.6	181.2	2.2%	7,735.7	707.0	9.1%
Minority interests in subsidiaries	**84.4**	60.4	23.9	39.6%	53.8	30.5	56.7%
Total shareholders' equity	**839.3**	820.6	18.6	2.3%	786.6	52.6	6.7%

(5) Lease assets are included in premises and equipment or other assets and installment receivables are a part of other assets in the consolidated balance sheet.
(6) Identified intangible assets recorded through APLUS and Showa Leasing acquisitions.

References

	as of the end of Dec. 2005	as of the end of Sep. 2005
Exchange rate (¥/$)	**118.07**	**113.21**
Nikkei average	**16,111.43**	**13,574.30**

Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated) [1]

(Billions of yen, except percentages)

	Nine months ended Dec. 31, 2005			Six months ended Sep. 30, 2005 (1H-FY2005)			Fiscal year ended Mar. 31, 2005 (FY2004)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets [2]:									
Loans and bills discounted	3,685.9	76.0	2.74	3,576.5	50.8	2.83	3,099.9	77.3	2.50
Lease and installment receivables [2]	787.1	35.0	5.90	781.4	23.6	6.04	152.2	10.3	6.78
Securities	1,720.5	12.9	1.00	1,698.5	8.3	0.98	1,509.4	15.8	1.05
Other earning assets [3]	382.7	2.7	0.96	356.8	2.1	1.19	553.4	8.1	1.48
Total interest-earning assets [2]	6,576.3	126.8	2.56	6,413.3	84.9	2.64	5,315.0	111.7	2.10
Interest-bearing liabilities:									
Deposits and negotiable certificates of deposit	3,708.5	12.3	0.44	3,548.5	8.0	0.45	3,096.2	13.6	0.44
Debentures	1,180.6	3.7	0.42	1,198.9	2.6	0.44	1,311.4	6.1	0.47
Subordinated debt	245.9	4.0	2.17	251.6	3.0	2.41	210.5	6.9	3.32
Borrowed money and corporate bonds	976.8	9.3	1.28	967.3	6.5	1.36	338.0	6.6	1.96
Other interest-bearing liabilities	245.2	1.8	0.98	225.8	0.8	0.79	259.7	1.0	0.40
Total interest-bearing liabilities	6,357.2	31.3	0.65	6,192.4	21.2	0.68	5,216.0	34.4	0.66
Non interest-bearing sources of funds:									
Non interest-bearing (assets) liabilities, net	(593.9)	-	-	(582.7)	-	-	(659.2)	-	-
Shareholders' equity	812.9	-	-	803.6	-	-	758.3	-	-
Total interest-bearing liabilities and non interest-bearing sources of funds	6,576.3	-	-	6,413.3	-	-	5,315.0	-	-
Net interest margin [2]	-	-	1.91	-	-	1.96	-	-	1.44
Impact of non interest-bearing sources	-	-	0.02	-	-	0.02	-	-	0.01
Net yield on interest-earning assets [2]		95.5	1.93	-	63.7	1.98	-	77.2	1.45

Note:
Reclass from total revenue on earning assets to net interest income.

	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Total revenue on earning assets	6,576.3	126.8	2.56	6,413.3	84.9	2.64	5,315.0	111.7	2.10
Less: Lease and installment receivables	787.1	35.0	5.90	781.4	23.6	6.04	152.2	10.3	6.78
Total interest income	5,789.1	91.8	2.11	5,631.9	61.3	2.17	5,162.8	101.3	1.96
Total interest expense	-	31.3	-	-	21.2	-	-	34.4	-
Net interest income	-	60.5	-	-	40.1	-	-	66.8	-

(1) Certain prior period numbers have been reclasified to conform to current period presentation.

(2) Includes lease and installment receivables assets and related yields.

(3) Interest earning deposits have been restated, by excluding cash deposits, to be consistent with prior period reporting.

Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

(Billions of yen, except percentages)

	Nine months ended Dec. 31, 2005			Six months ended Sep. 30, 2005 (1H-FY2005)			Fiscal year ended Mar. 31, 2005 (FY2004)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets:									
Cash and due from banks	75.9	1.5	2.63	72.3	1.0	2.92	134.7	2.7	2.06
Call loans	76.7	0.0	0.01	44.9	0.0	0.03	134.1	0.0	0.01
Receivables under resale agreements	-	-	-	-	-	-	1.7	0.0	0.00
Collateral related to securities borrowing transactions	5.4	0.0	0.47	6.4	0.0	0.49	49.5	0.0	0.01
Securities	1,999.5	16.6	1.10	1,977.4	11.8	1.19	1,526.0	15.5	1.01
Loans and bills discounted	3,578.5	43.4	1.61	3,483.9	28.8	1.65	3,186.9	58.5	1.83
Other interest-earning assets	72.1	0.6	1.18	82.6	0.3	0.93	93.9	0.6	0.66
Interest rate and fund swaps	-	0.5	-	-	0.5	-	-	4.2	-
Total interest-earning assets	5,808.5	62.8	1.43	5,667.7	42.7	1.50	5,127.0	81.8	1.59
Interest-bearning liabilities:									
Deposits	3,617.7	12.3	0.45	3,421.1	8.0	0.47	2,828.8	13.5	0.47
Negotiable certificates of deposit	222.0	0.0	0.02	199.6	0.0	0.02	410.1	0.1	0.03
Debentures	1,187.9	3.7	0.42	1,206.3	2.6	0.43	1,319.2	6.2	0.47
Call money	154.7	0.0	0.06	139.1	0.0	0.07	117.8	0.6	0.53
Payable under repurchase agreements	0.8	0.0	0.00	1.2	0.0	0.00	121.3	0.0	0.00
Collateral related to securities lending transactions	6.2	0.0	0.57	6.6	0.0	0.20	13.2	0.0	0.03
Borrowed money	311.1	4.6	1.97	324.4	3.5	2.20	326.6	8.2	2.53
Corporate bonds	65.6	0.3	0.72	50.0	0.1	0.42	0.9	0.0	0.39
Other interest-bearing liabilities	1.4	1.6	144.57	1.7	0.7	88.25	0.2	0.3	106.10
Interest rate and fund swaps	-	-	-	-	-	-	-	-	-
Total interest-bearing liabilities	5,567.7	22.8	0.54	5,350.2	15.2	0.56	5,138.7	29.1	0.56
Net interest income/yield on interest-earning assets	5,808.5	39.9	0.91	5,667.7	27.4	0.96	5,127.0	52.6	1.02

Per Share Data

(yen)

	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Six months ended Sep. 30, 2005 (1H-FY2005)	Fiscal year ended Mar. 31, 2005 (FY2004)
Common shareholders' equity	**369.84**	321.66	354.68	329.65
Fully diluted shareholders' equity	**413.81**	391.64	404.66	390.06
Basic net income	**42.51**	37.73	26.33	46.78
Diluted net income	**29.61**	27.60	18.71	34.98

Note:

For calculation of per share data

		Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Six months ended Sep. 30, 2005 (1H-FY2005)	Fiscal year ended Mar. 31, 2005 (FY2004)
(shareholders' equity)	Number of common shares [1]	**1,358,520,605**	1,358,532,551	1,358,521,003	1,358,523,191
	Fully diluted number of shares [1]	**2,028,296,959**	1,975,994,995	2,028,002,412	2,016,758,396
(net income)	Number of common shares [2]	**1,358,521,379**	1,358,534,265	1,358,521,647	1,358,529,854
	Fully diluted number of shares [2]	**2,015,452,740**	1,927,665,795	2,015,158,063	1,927,660,001

(1) Outstanding shares at the end of the respective period
(2) Weighted average number of outstanding shares during the respective period

Cash Basis Per Share Data

(yen)

	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Six months ended Sep. 30, 2005 (1H-FY2005)	Fiscal year ended Mar. 31, 2005 (FY2004)
Basic net income	**55.94**	40.44	35.79	52.15
Diluted net income	**38.67**	29.50	25.08	38.76

Performance Ratios

(%)

	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Six months ended Sep. 30, 2005 (1H-FY2005)	Fiscal year ended Mar. 31, 2005 (FY2004)
Return on assets	**0.9%** [4]	1.0% [4]	0.8%	0.9%
Return on equity (fully diluted)	**9.7%** [4]	9.4% [4]	9.4%	8.9%
Cash basis return on assets	**1.2%** [4]	1.1% [4]	1.2%	1.0%
Cash basis return on equity (fully diluted)	**12.7%** [4]	10.0% [4]	12.5%	9.8%
Expense to revenue (overhead) ratio [3]	**49.8%**	55.7%	51.1%	54.0%

Supplemental Financial Data and Reconciliation to Japanese GAAP Measures

Nine months ended December 31, 2005	*(Billions of yen, except per share data)*
Amortization of acquired goodwill and intangible assets [5]	
Amortization of intangible assets	**6.7**
Associated deferred tax liability	**(2.7)**
Amortization of acquired goodwill	**14.2**
Total amortization of acquired goodwill and intangible assets, net of tax benefit	**18.2**
Reconciliation of net income to cash basis net income	
Net income	**59.6**
Total amortization of acquired goodwill and intangible assets, net of tax benefit	**18.2**
Cash basis net income	**77.9**
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	**42.51**
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**13.43**
Cash basis basic net income per share	**55.94**
Reconciliation of diluted net income per share to cash basis diluted net income per share	
Diluted net income per share	**29.61**
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**9.06**
Cash basis diluted net income per share	**38.67**
Reconciliation of return on assets to cash basis return on assets	
Return on assets	**0.9** [4]
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**0.3** [4]
Cash basis return on assets	**1.2** [4]
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	**9.7** [4]
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**3.0** [4]
Cash basis return on equity (fully diluted)	**12.7** [4]

(3) Management accounting basis
(4) Annualized basis
(5) Acquired goodwill and intangible assets are referred to as consolidation goodwill and other intangibles in our financial statements.

Business Line Ordinary Business Profit[1] [2]

(Billions of yen)

Nine months ended December 31, 2005

	Institutional Banking	Consumer and Commercial Finance (※1)	Retail Banking	ALM/ Corporate/ Other [3]	Total
Total revenue	86.6	89.1	32.6 [4]	(4.9)	203.5
General and administrative expenses	29.1	45.1	26.1	1.0	101.4
Ordinary business profit (loss)	57.5	43.9	6.5	(5.9)	102.0

(※1) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other [5]	Consumer and Commercial Finance
Total revenue	62.4	17.7	9.0	89.1
General and administrative expenses	32.2	8.0	4.9	45.1
Ordinary business profit	30.1	9.7	4.1	43.9

Nine months ended December 31, 2004

	Institutional Banking	Consumer and Commercial Finance (※2)	Retail Banking	ALM/ Corporate/ Other [3]	Total
Total revenue	73.8	20.6	29.0 [4]	(2.4)	121.0
General and administrative expenses	28.3	14.2	23.9	0.8	67.4
Ordinary business profit (loss)	45.4	6.3	5.1	(3.3)	53.6

(※2) breakdown of Consumer and Commercial Finance	APLUS	Other [5]	Consumer and Commercial Finance
Total revenue	14.8	5.8	20.6
General and administrative expenses	9.7	4.5	14.2
Ordinary business profit	0.6	5.7	6.3

(1) Certain prior period amounts have been reclasified to conform to current period presentation.
(2) Represents results based on management accounting basis.
(3) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, and corporate level expenses.
(4) Includes revenue related to structured deposits of 15.4 billion yen for nine months ended Dec. 31, 2005, and 14.6 billion yen for nine months ended Dec. 31, 2004.
(5) Includes unallocated Consumer and Commercial Finance sub-group expenses.

Earnings Forecast for Fiscal Year 2005

(Consolidated)

(Billions of yen)

	for the fiscal year ended March 31, 2006 (FY2005) Forecast (After revision)	(Before revision) [6]	March 31, 2005 (FY2004) Actual
Ordinary business profit (*jisshitsu gyomu jun-eki*)	125.0	120.0	81.9
Net income	75.0	63.0	67.4
Cash basis net income [7]	98.0	93.0	74.7

(6) Originally announced on May 24, 2005
(7) Excludes amortization of APLUS and Showa Leasing's acquired (consolidation) goodwill and intangible assets, net of tax benefit.

(Non-consolidated) [8]

(Billions of yen)

	for the fiscal year ended March 31, 2006 (FY2005) Forecast (After revision)	(Before revision) [6]	March 31, 2005 (FY2004) Actual
Net business profit	68.0	62.0	54.9
Net income	72.0	68.0	68.0

(8) Revitalization plan basis

Above forecasts are based on current assumptions of future events and trends, which may be incorrect. Actual results may differ materially from those in the statements as a results of various factors.

Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended Dec. 31, 2005 a	Nine months ended Dec. 31, 2004 b	Change a-b	%	Fiscal year ended Mar.31, 2005 c
Interest on loans and bills	**76,090**	51,972	24,118	46.4%	77,353
Interest and dividends on securities	**12,975**	10,245	2,730	26.6%	15,862
Other interest income	**2,770**	6,392	(3,622)	(56.7)%	8,181
Interest income	**91,836**	68,610	23,226	33.9%	101,396
Fees and commissions income	**52,654**	34,629	18,025	52.1%	57,690
Trading profits	**21,215**	19,700	1,515	7.7%	23,992
Other business income	**195,133**	28,008	167,125	596.7%	38,231
Other operating income	**29,591**	23,144	6,447	27.9%	27,330
Operating income	**390,431**	174,094	216,337	124.3%	248,641
Interest on deposits,including negotiable certificates of deposit	**12,350**	10,374	1,976	19.0%	13,671
Interest and discounts on debentures	**3,756**	4,756	(1,000)	(21.0)%	6,184
Interest on other borrowings	**11,387**	8,951	2,436	27.2%	12,924
Other interest expenses	**3,841**	1,223	2,618	214.1%	1,716
Interest expenses	**31,336**	25,307	6,029	23.8%	34,497
Fees and commissions expenses	**16,447**	9,360	7,087	75.7%	15,308
Trading losses	**100**	—	100	n.m.	—
Other business expenses	**134,977**	14,706	120,271	817.8%	15,475
General and administrative expenses	**101,942**	68,278	33,664	49.3%	97,317
Amortization of consolidation goodwill	**14,222**	2,486	11,736	472.1%	4,918
Amortization of identified intangible assets	**6,737**	1,946	4,791	246.2%	3,919
Losses on write-off of loans	**17,209**	4,527	12,682	280.1%	10,076
All other	**10,716**	8,563	2,153	25.1%	12,674
Other operating expenses	**48,886**	15,577	33,309	213.8%	31,588
Operating expenses	**333,690**	133,230	200,460	150.5%	194,186
Net operating income	**56,741**	40,864	15,877	38.9%	54,454
Extraordinary gains	**3,134**	11,954	(8,820)	(73.8)%	11,845
Extraordinary losses	**1,272**	625	647	103.5%	702
Income before income taxes and minority interests	**58,603**	52,193	6,410	12.3%	65,597
Income tax (current)	**2,905**	1,344	1,561	116.1%	1,438
Income tax (deferred)	**(6,332)**	(2,237)	(4,095)	183.1%	(3,444)
Minority interests in net income of subsidiaries	**2,342**	(106)	2,448	n.m.	168
Net income	**59,687**	53,193	6,494	12.2%	67,435

(billions of yen)

(Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) (1)	**102.0**	53.6	48.4	90.2%	81.9
yen / US$	**@118.07**	@104.20			@107.39

(1) Management accounting basis

n.m.: not meaningful

Consolidated Balance Sheets (Unaudited)

-- Assets

(millions of yen)

	As of Dec. 31, 2005	As of Sep. 30, 2005	Change		As of Mar. 31, 2005	Change	
	a	b	a-b	%	c	a-c	%
<<Assets>>							
Cash and due from banks	**398,103**	352,584	45,519	12.9%	277,593	120,510	43.4%
Call loans	**286,500**	117,000	169,500	144.9%	70,000	216,500	309.3%
Collateral related to securities borrowing transactions	**73,615**	5,232	68,383	1307.0%	3,744	69,871	1866.2%
Other monetary claims purchased	**243,847**	244,387	(540)	(0.2)%	320,379	(76,532)	(23.9)%
Trading assets	**151,930**	119,876	32,054	26.7%	168,501	(16,571)	(9.8)%
Monetary assets held in trust	**624,432**	393,694	230,738	58.6%	372,224	252,208	67.8%
Securities	**1,619,960**	1,678,291	(58,331)	(3.5)%	1,478,219	141,741	9.6%
Loans and bills discounted	**3,756,476**	3,828,070	(71,594)	(1.9)%	3,430,421	326,055	9.5%
Foreign exchanges	**11,982**	12,881	(899)	(7.0)%	8,550	3,432	40.1%
Other assets	**906,320**	868,421	37,899	4.4%	850,440	55,880	6.6%
Premises and equipment	**416,176**	419,404	(3,228)	(0.8)%	418,938	(2,762)	(0.7)%
Deferred discounts on and issuance expenses for debentures	**177**	206	(29)	(14.1)%	284	(107)	(37.7)%
Deferred tax assets	**27,374**	26,639	735	2.8%	24,623	2,751	11.2%
Consolidation goodwill, net	**224,716**	229,614	(4,898)	(2.1)%	244,042	(19,326)	(7.9)%
Customers' liabilities for acceptances and guarantees	**785,908**	1,002,462	(216,554)	(21.6)%	1,058,161	(272,253)	(25.7)%
Reserve for credit losses	**(160,883)**	(155,980)	(4,903)	3.1%	(149,799)	(11,084)	7.4%
Total assets	**9,366,638**	9,142,786	223,852	2.4%	8,576,328	790,310	9.2%
yen / US$	**@118.07**	@113.21			@107.39		

Consolidated Balance Sheets (Unaudited)

-- Liabilities, minority interests in subsidiaries and shareholders' equity

(millions of yen)

	As of Dec. 31, 2005	As of Sep. 30, 2005	Change		As of Mar. 31, 2005	Change	
	a	b	a-b	%	c	a-c	%
<<Liabilities>>							
Deposits, including negotiable certificates of deposit	**4,078,601**	3,964,390	114,211	2.9%	3,452,813	625,788	18.1%
Debentures	**1,110,344**	1,181,728	(71,384)	(6.0)%	1,242,632	(132,288)	(10.6)%
Call money	**140,000**	170,664	(30,664)	(18.0)%	204,295	(64,295)	(31.5)%
Collateral related to securities lending transactions	**9,420**	5,672	3,748	66.1%	-	9,420	n.m.
Commercial paper	**112,500**	77,800	34,700	44.6%	13,300	99,200	745.9%
Trading liabilities	**91,360**	80,083	11,277	14.1%	69,101	22,259	32.2%
Borrowed money	**1,085,333**	1,166,966	(81,633)	(7.0)%	1,160,265	(74,932)	(6.5)%
Foreign exchanges	**117**	170	(53)	(31.2)%	20	97	485.0%
Corporate bonds	**155,449**	82,016	73,433	89.5%	88,344	67,105	76.0%
Other liabilities	**844,833**	501,842	342,991	68.3%	412,763	432,070	104.7%
Accrued employees bonuses	**9,417**	7,026	2,391	34.0%	10,276	(859)	(8.4)%
Reserve for retirement benefits	**3,185**	3,237	(52)	(1.6)%	3,376	(191)	(5.7)%
Reserve for loss on disposition of premises and equipment	**-**	153	(153)	(100.0)%	153	(153)	(100.0)%
Reserve under special law	**2**	2	-	-	2	-	-
Deferred tax liabilities	**16,375**	17,419	(1,044)	(6.0)%	20,262	(3,887)	(19.2)%
Acceptances and guarantees	**785,908**	1,002,462	(216,554)	(21.6)%	1,058,161	(272,253)	(25.7)%
Total liabilities	**8,442,848**	8,261,635	181,213	2.2%	7,735,769	707,079	9.1%
Minority interests in subsidiaries	**84,458**	60,487	23,971	39.6%	53,891	30,567	56.7%
<<Shareholders' equity>>							
Capital stock	**451,296**	451,296	-	-	451,296	-	-
Capital surplus	**18,558**	18,558	-	-	18,558	-	-
Retained earnings	**363,090**	345,056	18,034	5.2%	311,039	52,051	16.7%
Net unrealized gains on securities available-for-sale, net of taxes	**2,868**	2,794	74	2.6%	3,043	(175)	(5.8)%
Foreign currency transaction adjustments	**3,528**	2,968	560	18.9%	2,738	790	28.9%
Treasury stock, at cost	**(11)**	(11)	(0)	0.0%	(9)	(2)	22.2%
Total shareholders' equity	**839,331**	820,663	18,668	2.3%	786,667	52,664	6.7%
Total liabilities, minority interest in subsidiaries and shareholders' equity	**9,366,638**	9,142,786	223,852	2.4%	8,576,328	790,310	9.2%
yen / US$	**@118.07**	@113.21			@107.39		

Consolidated Statements of Capital Surplus and Retained Earnings (Unaudited)

(millions of yen)

	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Change		Fiscal year ended Mar.31, 2005
	a	b	a-b	%	
[Capital surplus]					
Balance at beginning of period/year	**18,558**	18,558	–	–	18,558
Balance at end of period/year	**18,558**	18,558	–	–	18,558
[Retained earnings]					
Balance at beginning of period/year	**311,039**	250,737	60,302	24.0%	250,737
Increase	**59,687**	53,193	6,494	12.2%	67,435
Net income	**59,687**	53,193	6,494	12.2%	67,435
Decrease	**7,636**	7,133	503	7.1%	7,133
Dividends paid	**7,635**	7,133	502	7.0%	7,133
Bonuses to directors of consolidated subsidiaries	**0**	–	0	n.m.	–
Balance at end of period/year	**363,090**	296,798	66,292	22.3%	311,039

Note: The table represents a translation of the original consolidated statements of capital surplus and retained earnings prepared in the Japanese language in accordance with regulations of consolidated financial statements.

n.m.: not meaningful

Reference Material

(The tables below are based on translations of the original disclosure in the Japanese language.)

1. Non-consolidated Financial Results [and Forecast]

(Billions of yen)

	Nine months ended Dce. 31, 2005	Nine months ended Dce. 31, 2004	Three months ended Dec. 31, 2005 (3Q-FY2005)	Three months ended Dec. 31, 2004 (3Q-FY2004)	Six months ended Sep. 30, 2005 (1H-FY2005)	Fiscal year ended Mar. 31, 2006 (FY2005) Forecast [2]
Gross business profit *(gyomu sorieki)* [1]	**109.5**	92.3	**39.1**	27.5	70.4	
Net interest income	**42.0**	41.0	**13.3**	15.5	28.7	
Net fees and commissions [1]	**36.9**	29.4	**19.2**	9.7	17.6	
Net trading income	**15.5**	18.1	**5.5**	3.6	10.0	
Net other business income	**14.9**	3.7	**1.0**	(1.4)	13.9	
General & administrative expenses	**(55.1)**	(52.9)	**(18.9)**	(17.3)	(36.1)	
Net business profit *(jisshitsu gyomu jun-eki)* [1]	**54.4**	39.4	**20.2**	10.1	34.2	68.0
Net operating income *(keijou rieki)*	**52.2**	38.1	**19.3**	13.5	32.8	64.0
Net income	**59.1**	54.2	**19.9**	16.9	39.1	72.0
Credit recoveries (costs)	**1.0**	13.7	**(1.3)**	3.3	2.3	
Reversal (provision) of reserve for credit losses	**1.5**	13.4	**(1.3)**	1.9	2.8	

(1) Includes income from monetary assets held in trust of 27.1 billion yen for nine months ended Dec. 31, 2005, 22.3 billion yen for nine months ended Dec. 31, 2004 and 12.1 billion yen for six months ended Sep. 30, 2005.

(2) Revised on January 25, 2006.

2. Non-performing Loans

Claims Classified Under the Financial Revitalization Law (Non-consolidated)

(Billions of yen, %)

	As of Dec. 31, 2005 a	As of Sep. 30, 2005 b	Change a-b	As of March 31, 2005 c	Change a-c
Claims against bankrupt and quasi-bankrupt obligors	**0.8**	2.4	(1.6)	3.1	(2.3)
Doubtful claims	**26.4**	28.3	(1.9)	42.1	(15.8)
Substandard claims	**15.3**	15.4	(0.1)	6.5	8.8
Total non-performing loans (A)	**42.5**	46.1	(3.6)	51.8	(9.3)
Total claims (B)	**3,878.9**	3,967.0	(88.1)	3,621.1	257.8
% of total claims outstanding (A) / (B)	**1.10**	1.16	(0.06)	1.43	(0.33)
(ref.) Amount of partial write-off	**4.6**	6.8		6.0	

3. Risk Monitored Loans

(Non-consolidated)

(Billions of yen, %)

	As of Dec. 31, 2005 a	As of Sep. 30, 2005 b	Change a-b	As of March 31, 2005 c	Change a-c
Loans to bankrupt obligors	**0.5**	1.5	(1.0)	2.3	(1.8)
Non-accrual delinquent loans	**25.8**	27.5	(1.7)	41.2	(15.4)
Loans past due three months or more	**0.1**	0.1	(0.0)	3.1	(3.0)
Restructured loans	**15.2**	15.2	(0.0)	3.3	11.9
Total risk monitored loans (A)	**41.6**	44.5	(2.9)	50.0	(8.4)
Loans and bills discounted (B)	**3,690.6**	3,788.0	(97.4)	3,443.7	246.9
% of risk monitored loans (A) / (B)	**1.13**	1.18	(0.05)	1.45	(0.32)
Reserve for credit losses (C)	**115.8**	114.5	1.3	124.4	(8.6)
Reserve ratios (C) / (A)	**277.85**	257.38	20.47	248.63	29.22

4. Unrealized Gains (Losses) on Available-for Sale Securities

(Non-consolidated)

As of December 31, 2005 *(Billions of yen)*

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	**5.1**	**1.3**	**1.4**	**0.0**
Bonds (domestic)	**840.7**	**(3.1)**	**0.1**	**3.2**
Other [1]	**140.5**	**2.1**	**3.4**	**1.3**
Total	**986.5**	**0.3**	**5.0**	**4.6**

As of September 30, 2005 *(Billions of yen)*

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	4.8	1.0	1.0	0.0
Bonds (domestic)	999.6	(2.5)	0.0	2.6
Other [1]	134.6	3.3	4.1	0.7
Total	1,139.2	1.8	5.2	3.4

As of March 31, 2005 *(Billions of yen)*

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	5.3	1.2	1.2	-
Bonds (domestic)	1,076.9	0.7	0.9	0.2
Other [1]	83.0	2.6	3.4	0.8
Total	1,165.3	4.6	5.6	1.0

(1) "Other" mainly consists of foreign securities.

5. Balance of deposits (Non-consolidated)

(Billions of yen)

	As of Dec. 31, 2005 **a**	As of Sep. 30, 2005 b	Change a-b	As of March 31, 2005 c	Change a-c
Balance of deposits (including NCDs)	**4,585.8**	4,046.9	538.9	3,528.8	1,057.0
Balance of deposits from individuals	**2,991.1**	2,813.9	177.2	2,277.7	713.4

Non-Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Change		Fiscal year ended Mar. 31, 2005
	a	b	a-b	%	
Interest on loans and bills	**43,411**	43,891	(480)	(1.1)%	58,569
Interest and dividends on securities	**16,669**	11,882	4,787	40.3%	15,551
Other interest income	**2,764**	6,014	(3,250)	(54.0)%	7,705
Interest income	**62,844**	61,788	1,056	1.7%	81,826
Fees and commissions income	**17,160**	13,740	3,420	24.9%	20,516
Trading profits	**15,905**	18,222	(2,317)	(12.7)%	22,305
Other business income	**19,264**	8,986	10,278	114.4%	10,765
Other operating income	**33,939**	29,901	4,038	13.5%	37,654
Operating income	**149,114**	132,639	16,475	12.4%	173,068
Interest on deposits,including negotiable certificates of deposit	**12,395**	10,405	1,990	19.1%	13,713
Interest and discounts on debentures	**3,765**	4,770	(1,005)	(21.1)%	6,201
Interest on other borrowings	**4,694**	7,044	(2,350)	(33.4)%	8,896
Other interest expenses	**2,001**	222	1,779	801.4%	316
Interest expenses	**22,856**	22,442	414	1.8%	29,127
Fees and commissions expenses	**7,362**	6,675	687	10.3%	8,859
Trading losses	**322**	87	235	270.1%	113
Other business expenses	**4,311**	5,243	(932)	(17.8)%	4,939
General and administrative expenses	**55,616**	53,781	1,835	3.4%	70,088
Other operating expenses	**6,369**	6,226	143	2.3%	13,242
Operating expenses	**96,838**	94,457	2,381	2.5%	126,370
Net operating income	**52,276**	38,182	14,094	36.9%	46,697
Extraordinary gains	**2,051**	13,824	(11,773)	(85.2)%	18,737
Extraordinary losses	**95**	594	(499)	(84.0)%	575
Income before income taxes	**54,232**	51,413	2,819	5.5%	64,859
Income tax (current)	**(4,589)**	(2,247)	(2,342)	104.2%	(2,374)
Income tax (deferred)	**(310)**	(614)	304	(49.5)%	(864)
Net income	**59,131**	54,274	4,857	8.9%	68,097
Unappropriated retained earnings brought forward	**302,595**	243,351	59,244	24.3%	243,351
Interim dividends paid	**3,947**	3,688	259	7.0%	3,688
Transfer to legal reserve	**789**	737	52	7.1%	737
Unappropriated retained earnings	**356,990**	293,199	63,791	21.8%	307,022
yen / US$	**@118.07**	@104.20			@107.39

Non-Consolidated Balance Sheets -- Assets (Unaudited)

(millions of yen)

	As of Dec. 31, 2005	As of Sep. 30, 2005	Change		As of Mar. 31, 2005	Change	
	a	b	a-b	%	c	a-c	%
<<Assets>>							
Cash and due from banks	**258,152**	206,602	51,550	25.0%	162,208	95,944	59.1%
Call loans	**286,500**	117,000	169,500	144.9%	70,000	216,500	309.3%
Collateral related to securities borrowing transactions	**73,615**	5,232	68,383	1,307.0%	3,744	69,871	1,866.2%
Other monetary claims purchased	**36,708**	40,365	(3,657)	(9.1)%	108,410	(71,702)	(66.1)%
Trading assets	**132,838**	111,506	21,332	19.1%	166,817	(33,979)	(20.4)%
Monetary assets held in trust	**675,825**	440,625	235,200	53.4%	415,395	260,430	62.7%
Securities	**1,970,700**	2,016,488	(45,788)	(2.3)%	1,820,753	149,947	8.2%
Loans and bills discounted	**3,690,615**	3,788,017	(97,402)	(2.6)%	3,443,721	246,894	7.2%
Foreign exchanges	**11,982**	12,881	(899)	(7.0)%	8,550	3,432	40.1%
Other assets	**243,818**	215,141	28,677	13.3%	220,972	22,846	10.3%
Premises and equipment	**27,046**	27,204	(158)	(0.6)%	26,499	547	2.1%
Deferred discounts on and issuance expenses for debentures	**177**	206	(29)	(14.1)%	285	(108)	(37.9)%
Deferred tax assets	**25,701**	24,979	722	2.9%	23,543	2,158	9.2%
Customers' liabilities for acceptances and guarantees	**46,243**	51,456	(5,213)	(10.1)%	49,896	(3,653)	(7.3)%
Reserve for credit losses	**(115,828)**	(114,598)	(1,230)	1.1%	(124,499)	8,671	(7.0)%
Total assets	**7,364,098**	6,943,109	420,989	6.1%	6,396,302	967,796	15.1%
yen / US$	**@118.07**	@113.21			@107.39		

Non-Consolidated Balance Sheets (Unaudited)

-- Liabilities and shareholders' equity

(millions of yen)

	As of Dec. 31, 2005	As of Sep. 30, 2005	Change		As of Mar. 31, 2005	Change	
	a	b	a-b	%	c	a-c	%
<<Liabilities>>							
Deposits, including negotiable certificates of deposit	**4,585,810**	4,046,936	538,874	13.3%	3,528,879	1,056,931	30.0%
Debentures	**1,113,854**	1,185,538	(71,684)	(6.0)%	1,246,862	(133,008)	(10.7)%
Call money	**140,000**	170,664	(30,664)	(18.0)%	204,295	(64,295)	(31.5)%
Collateral related to securities lending transactions	**9,420**	5,672	3,748	66.1%	–	9,420	n.m.
Trading liabilities	**71,142**	68,963	2,179	3.2%	64,296	6,846	10.6%
Borrowed money	**285,699**	339,962	(54,263)	(16.0)%	325,394	(39,695)	(12.2)%
Foreign exchanges	**405**	447	(42)	(9.4)%	289	116	40.1%
Corporate bonds	**122,789**	50,000	72,789	145.6%	50,000	72,789	145.6%
Other liabilities	**142,618**	194,904	(52,286)	(26.8)%	128,663	13,955	10.8%
Accrued employees bonuses	**7,558**	4,830	2,728	56.5%	7,616	(58)	(0.8)%
Reserve for retirement benefits	**811**	811	–	–	1,010	(199)	(19.7)%
Reserve for loss on disposition of premises and equipment	**–**	153	(153)	(100.0)%	153	(153)	(100.0)%
Acceptances and guarantees	**46,243**	51,456	(5,213)	(10.1)%	49,896	(3,653)	(7.3)%
Total liabilities	**6,526,352**	6,120,341	406,011	6.6%	5,607,357	918,995	16.4%
<<Shareholders' equity>>							
Capital stock	**451,296**	451,296	–	–	451,296	–	–
Capital surplus	**18,558**	18,558	–	–	18,558	–	–
Additional paid-in capital	**18,558**	18,558	–	–	18,558	–	–
Retained earnings	**364,767**	348,736	16,031	4.6%	313,272	51,495	16.4%
Legal reserve	**7,777**	6,987	790	11.3%	6,249	1,528	24.5%
Unappropriated retained earnings	**356,990**	341,749	15,241	4.5%	307,022	49,968	16.3%
Net income	**59,131**	39,153	19,978	51.0%	68,097		
Net unrealized gain on securities available-for-sale, net of taxes	**3,128**	4,181	(1,053)	(25.2)%	5,822	(2,694)	(46.3)%
Treasury stock, at cost	**(6)**	(5)	(1)	20.0%	(4)	(2)	50.0%
Total shareholders' equity	**837,745**	822,768	14,977	1.8%	788,945	48,800	6.2%
Total liabilities and shareholders' equity	**7,364,098**	6,943,109	420,989	6.1%	6,396,302	967,796	15.1%
yen / US$	**@118.07**	@113.21			@107.39		

Exhibit B-1

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

"SHINSEI BANK DĒLONGHI CAFĒ" Opens in Omotesando Hills on February 11

Tokyo (Wednesday, January 18, 2006) --- On February 11, 2006, Shinsei Bank, Limited ("Shinsei Bank") and De' Longhi Japan Corp. ("De' Longhi") will open the "SHINSEI BANK DĒLONGHI CAFĒ" at the Grand Opening of Omotesando Hills, a multipurpose complex. A branch of Shinsei Bank and a cafe by De' Longhi, the Italian home electric appliance manufacturer, will be located next to each other.

This new BankCafé offers a totally new banking experience in a comfortable and stylish atmosphere, not only by offering internet banking services but also by offering space to relax on a sofa in a café. Customers can do internet banking while enjoying a cup of authentic espresso. This will be the only bank branch in Omotesando Hills providing banking and ATM services.
(See appendix for service details.)

Image


BANK

Outline of SHINSEI BANK DĒLONGHI CAFĒ

Name	SHINSEI BANK DĒLONGHI CAFĒ	
Category	Bank Cafe & Showroom	
Address	B3 floor, Omotesando Hills Main Building, 4-12-10 Jingu-mae, Shibuya-ku, Tokyo 150-0001	
	SHINSEI BANK	DĒLONGHI CAFĒ
Holidays	None, open all year	None, open all year
Business hours and Available services	11:00-19:00 (Account opening, with staff) 11:00-24:00 (ATM, Internet banking, telephone banking)	11:00-24:00 (Café. Last orders at 23:00) [Alcoholic drinks will be served after 19:00] 11:00-24:00 (Display of products)
Inquiries from customers:	Shinsei PowerCall 0120-456-860 [24 hours, 365 days]	03-5410-7788 (Direct to the store)
Official name	Shinsei Bank Omotesando Hills Annex	-

Shinsei Bank Services at "SHINSEI BANK DĒLONGHI CAFĒ"

1) **Simple and timely account opening and immediate issuance of cash cards in 32 select colors**

You can easily open a PowerFlex account and have your cash card issued immediately (The immediate issuance of cards require certain customer ID documents, such as a driver's license.) You can choose your color from among 32 choices.

2) **Free ATMs**

You can use Shinsei Bank ATMs free of charge (deposits, withdrawals and balance inquiries).
Note: Cash cardholders of Postal Savings Accounts are charged a fee.

3) **Easy transactions through internet and telephone banking services**

"SHINSEI BANK DĒLONGHI CAFĒ" provides personal computers for internet banking and direct phones to the Call Center. Over a cup of coffee, Shinsei PowerFlex accountholders can carry out transactions, such as remittances, account information inquiries, yen and foreign currency deposits and investment trust transactions, and can make inquiries about various products and services via the Internet or by telephone. Furthermore, remittances via the Internet are free of charge up to five times a month (up to 30 times depending on account balances).

De' Longhi' Café Services at "SHINSEI BANK DĒLONGHI CAFĒ"

This is an Italian bar/cafe with totally different features during the day and in the evening. During the daytime, it is an Italian bar where people can enjoy focaccia with a cup of espresso in a brightly lit atmosphere. At night, it is a social space for adults to enjoy chatting over espresso liqueuer in an attractive space with soft lighting.

1) Authentic Italian espresso and cappuccino from a De'Longhi Espresso Machine.
2) After 7:00 p.m., espresso liqueurs and other alcoholic drinks are served.
3) Focaccia made from genuine Italian ingredients.
4) A showcase of new models of De' Longhi machines.
5) Sales of "De' Longhi Selezione," the first food line produced by De' Longhi.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

Exhibit B-2




SHINSEI BANK

FOR IMMEDIATE RELEASE

Rakuten, Inc.
(Code: 4755, JASDAQ)
Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Rakuten and Shinsei Bank to Establish Joint Venture for Mortgage Loans

Tokyo (Thursday, January 19, 2006) - Rakuten, Inc. ("Rakuten") and Shinsei Bank, Limited ("Shinsei Bank") today announced that they have reached an agreement to establish Rakuten Mortgage Co., Ltd. (tentative name, "Rakuten Mortgage"), a financial company specializing in mortgage loans provided over the internet.

Rakuten is aiming to enhance its product lineup through the introduction of a new product from the financial field, an area highly compatible with the internet, as a means to improve convenience and expand services. Shinsei Bank has decided to establish Rakuten Mortgage, an equally financed joint venture, as an avenue to expand its housing loan securitization business. Initially the new company will ally with the Government Housing Loan Corporation ("GHLC") and market as its mainstay product, the Flat 35, a long-term fixed rate mortgage. The venture aims to provide housing loans at the lowest interest rate levels in the industry by applying the customer base and internet business know-how of Rakuten with the skills in securitizing housing loans and strong ability to distribute securitization products of the Shinsei Bank Group.

Outline of Rakuten Mortgage

Name	Rakuten Mortgage Co., Ltd. (tentative name)
Establishment	Mid-February 2006
Capital (including capital reserve)	1 billion yen
Capital contribution ratio	Rakuten 50%, Shinsei Bank 50%
Launch of business operation	October 1, 2006 (tentative)
Board of Directors	Three shall be nominated by Rakuten and two shall be nominated by Shinsei Bank

Appendix

About Rakuten

Name	Rakuten, Inc.
Representative Officer	Hiroshi Mikitani
Address	10-1, Roppongi 6-chome, Minato-ku, Tokyo
Established	February 1997
Capital	54.122 billion yen (consolidated, as of September 30, 2005)
Number of employees	3,495 (consolidated, as of September 30, 2005)
Business	Internet services

About Shinsei Bank

Name	Shinsei Bank, Limited
Representative Statutory Executive Officer	Thierry Porté
Address	1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo
Established	December 1952
Capital	451.2 billion yen (as of September 30, 2005)
Number of employees	2,052 (as of September 30, 2005)
Business	Banking

Exhibit B-3



INFORMATION



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Reports Financial Results for Nine Months ended December 31, 2005

Tokyo (Wednesday, January 25, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today reported its financial results for the nine months of fiscal year (FY) 2005 ended December 31, 2005.

"Solid growth in all three of our strategic business lines contributed to the excellent results achieved during the first nine months of FY2005 and has prompted us to revise our earnings' forecast for this financial year" said Mr. Thierry Porté, President and CEO of Shinsei Bank, "I believe that the key to our success going forward lies in the growing recognition and appreciation by our customers of Shinsei's unique business model based on delivering innovative solutions to meet our customers' evolving needs."

Financial Highlights: First Nine Months of FY2005

(All figures compared to first nine months of FY2004)

- **Total revenue grew 68% to 203.5 billion yen**
- **Ordinary business profit increased 90% to 102.0 billion**
- **Net income increased 12% to 59.6 billion yen**
  - **Cash basis net income increased 37% to 77.9 billion yen**
- **Diluted EPS for nine months reached 29.61 yen**
  - **Cash basis diluted EPS of 38.67 yen**
- **Return on equity (diluted) stood at 9.7%**
  - **Cash basis diluted ROE of 12.7%**
- **Expense to revenue ratio improved from 55.7% to 49.8%**

Financial Forecast: Full Year FY2005

- **Consolidated net income: 75 billion yen (Previous forecast: 63 billion yen)**
  - **Cash basis net income: 98 billion yen (Previous forecast: 93 billion yen)**

1. Financial Summary: First Nine Months of FY2005

Shinsei Bank reported consolidated revenue of 203.5 billion yen for the first nine months of fiscal 2005, an increase of 82.4 billion yen or 68.1% as compared to same period in fiscal year 2004. Both interest income and non-interest income growth contributed to this significant increase in revenue.

Revenue from fees and commissions, trading and other non-interest sources, including revenues from leased assets and installment receivables increased to 143.0 billion yen and now represents 70.3% of total revenues. This significant rise is partly driven by fees on installment shopping credit, credit cards, guarantees and other financing to APLUS customers, leasing income from Showa Leasing customers, income on capital markets and other structured products as well as sales of asset management products.

General and administrative expenses increased by 34.0 billion yen to 101.4 billion yen in the first nine months of fiscal 2005 largely due to the inclusion of APLUS and Showa Leasing. This expense increase was partly offset by continual expense rationalization and disciplined cost management across all businesses. As a result, Shinsei Bank's expense to revenue ratio improved to 49.8% from 55.7% compared to the same period last fiscal year.

Ordinary business profit of 102.0 billion yen during the first nine months of FY2005 was 48.4 billion yen or 90.2% higher than the same period last fiscal year. Ordinary business profit improved in all three business areas.

Net credit costs were 22.8 billion yen for the nine months ended December 31, 2005 compared with net credit recoveries of 7.2 billion yen during the same period last fiscal year. The increase in credit costs in this fiscal year was largely attributable to inclusion of APLUS and Showa Leasing's net credit costs. The net credit recoveries in the first nine months of last fiscal year were primarily due to a reduction in the historical default ratio resulting from improvement in overall credit quality which has led to a non-consolidated NPL ratio of just 1.1% as of December 31, 2005.

Consolidated net income for the period was 59.6 billion yen, up 12.2% as compared to the same period last fiscal year. The first nine months of this fiscal year included 18.2 billion yen of amortized acquired goodwill and intangible assets, net of tax benefit, related to the acquisition of APLUS and Showa Leasing. Diluted net income per share for the nine months ended December 31, 2005 was 29.61 yen.

Shinsei Bank also reports cash basis net income on a voluntary basis in order to provide greater transparency and understanding of its underlying performance. Cash basis net income is calculated by excluding amortization of acquired goodwill and intangible assets, net of tax benefit, from net income under Japanese GAAP. For the first nine months of fiscal 2005, consolidated cash basis net income was 77.9 billion yen, an increase of 37.1% as compared to the same period last fiscal year. Cash basis diluted net income per share for the nine-month period of fiscal year 2005 was 38.67 yen, an increase of 9.17 yen or 31.1%, as compared to the same period last fiscal year.

2. Business Line Results:

Shinsei Bank's business model is based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance ("CCF") and Retail Banking. The strength of these three business areas continues to generate strong revenue in line with Shinsei Bank's customer-focused, solution driven business model.

Institutional Banking

The Institutional Banking business has positioned itself as a hybrid commercial and investment bank which provides innovative solutions to institutional customers through an integrated team of relationship managers and product specialists. The business generated revenue of 86.6 billion yen in the first nine months of this fiscal year – an increase of 12.8 billion yen or 17.4% compared to the same period the previous year. Non-recourse real estate finance and capital markets activities delivered particularly strong results. In the first nine months of this fiscal year, the total general and administrative expenses were 29.1 billion yen, 0.8 billion yen higher than the same period last fiscal year. Strong revenue growth coupled with modest expense growth in Institutional Banking resulted in an expense to revenue ratio improvement to 33.6% for the nine months ended December 31, 2005 compared with 38.4% for the same period a year ago.

Consumer and Commercial Finance

The acquisition of APLUS and Showa Leasing in FY2004 have transformed the Consumer and Commercial Finance business into a major contributor to the Bank's overall revenue while adding new customers, experienced personnel, technical capabilities and leveraging Shinsei Bank's expertise and know-how. In the nine months ended December 31, 2005, CCF business contributed revenue of 89.1 billion yen, or 44% of total Shinsei Bank's revenue. Continuous expense rationalization coupled with revenue growth improved the expense to revenue ratio to 50.7% in the first nine months of this fiscal year from 69.1% during the same period a year ago. The business generated ordinary business profit of 43.9 billion yen, an increase of 37.6 billion yen from the same period last fiscal year primarily due to the contribution from APLUS and Showa Leasing.

Retail Banking

The Retail Banking business continues to build on its successful "bricks and clicks" business model by focusing on understanding customers' needs, expanding its range of customer-acclaimed products and enhancing distribution channels to provide customers with greater value and convenience. During the first nine months of this fiscal year, total revenue was 32.6 billion yen, up 12.5% from the same period last fiscal year. The main sources of revenue were interest income from retail deposits and loans, option income from structured deposits, fees from asset management and variable annuity products and foreign exchange fees from the sale of foreign currency deposits. The ability to successfully sell an increasingly wide range of products is contributing to more balanced and recurrent revenue growth. In

the nine months ended December 31, 2005, following the successful launch of Shinsei Bank's "Color your life" campaign, Shinsei Bank added more than 342,000 new *PowerFlex* retail and high net worth customers, compared to 284,000 over the same period last fiscal year and the business now has over 1.6 million retail accounts.

Retail Banking had total expenses of 26.1 billion yen, an increase of 2.1 billon yen, during the nine-month period. The expense increase relates to expansion of distribution channels and the growth of customer driven transactions. During the period, revenue grew faster than expenses resulting in an expense to revenue ratio improvement from 82.4% to 79.9%. The business generated ordinary business profit of 6.5 billion yen for the nine months of fiscal 2005 compared to 5.1 billion yen during the same period in FY2004.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, income from proprietary investments, inter-company eliminations, and corporate level expenses. In the first nine months of this fiscal year ordinary business profit (loss) was (5.9) billion yen compared to (3.3) billion yen the same period in FY2004.

3. Balance Sheet:

Loan and bills discounted balance grew 326.0 billion yen or 9.5% to 3,756.4 billion yen in the nine-month period ended December 31, 2005. Loans to retail customers, including lending to high net worth individuals, grew 51.5% or 158.6 billion yen to 466.7 billion yen. Corporate loans increased 5.2% or 126.5 billion yen to 2,577.7 billion yen. Lending to CCF customers increased 64.4 billion yen or 23.6% to 337.1 billion yen in the nine-month period ended December 31, 2005.

Shinsei Bank continues to diversify its funding base through continuing growth in its retail deposits. Total deposits, including negotiable certificates of deposit, increased 625.8 billion yen or 18.1% to 4,078.6 billion yen during the first nine months of FY2005. The retail deposits balance, including high net worth customers, grew 715.5 billion yen or 31.1% in the first three quarters of this fiscal year and has now reached 3.0 trillion yen. As a result, retail funding now represents close to 67% of total customer funding.

4. Non-performing Loans (non-consolidated):

Shinsei Bank made further progress in bringing down its non-performing loan balances. As of December 31, 2005, total non-performing loans were at 42.5 billion yen – a decline of 3.6 billion yen from September 2005 level. Non-performing loans currently represent 1.1% of total claims outstanding.

5. Financial Forecast:

In view of the strong business and financial performance experienced during the first nine months of FY2005, Shinsei Bank has revised its earnings forecasts for Fiscal Year 2005 as follows:

- Consolidated ordinary business profit: 125 billion yen (previous forecast: 120 billion yen)
- Consolidated net income: 75 billion yen (previous forecast: 63 billion yen)
- Consolidated cash basis net income: 98 billion yen (previous forecast: 93 billion yen)
- Non-consolidated net business profit: 68 billion yen (previous forecast 62 billion yen)
- Non-consolidated net income: 72 billion yen (previous forecast 68 billion yen)

****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

This press release contains forward-looking statements relating to the Bank and its subsidiaries. These statements are based on management assumptions of future events and trends and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements as a result of various factors.

Financial Highlights - Consolidated

Results of Operations [1]

(Billions of yen)

(Three months comparison)	Three months ended Dec. 31, 2005 (3Q-FY2005) a	Three months ended Dec. 31, 2004 (3Q-FY2004) b	Change a - b (%)	Three months ended Sep. 30, 2005 (2Q-FY2005) c	Change a - c (%)
Net interest income	20.3	17.9	14%	20.7	(2)%
Fees and commissions	12.7	15.9	(20)%	10.6	19%
Net trading income	8.3	4.3	91%	7.9	5%
Other business income	31.5	9.9	217%	26.6	18%
Non-interest income	52.6	30.2	74%	45.2	16%
Total revenue [2]	72.9	48.2	51%	66.0	11%
General and administrative expenses [2]	(34.7)	(28.9)	20%	(32.1)	8%
Ordinary business profit *(jisshitsu gyomu jun-eki)* [2]	38.2	19.3	98%	33.8	13%
Net credit recoveries (costs)	(8.2)	(3.4)	141%	(9.4)	(13)%
Amortization of acquired goodwill and intangible assets	(6.2)	(4.4)	41%	(7.8)	(20)%
Taxes and others	(1.7)	0.9	(278)%	3.7	(147)%
Net income	21.9	12.4	77%	20.2	8%
Cash basis net income [3]	27.3	16.0	70%	27.1	1%

(Nine months comparison)	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Change %	Six months ended Sep. 30, 2005 (1H-FY2005)
Net interest income	60.5	43.3	40%	40.1
Fees and commissions	36.2	25.3	43%	23.5
Net trading income	21.1	19.7	7%	12.7
Other business income	85.6	32.7	162%	54.1
Non-interest income	143.0	77.7	84%	90.4
Total revenue [2]	203.5	121.0	68%	130.5
General and administrative expenses [2]	(101.4)	(67.4)	50%	66.6
Ordinary business profit *(jisshitsu gyomu jun-eki)* [2]	102.0	53.6	90%	63.8
Net credit recoveries (costs)	(22.8)	7.2	n.m. [4]	(14.5)
Amortization of acquired goodwill and intangible assets	(20.9)	(4.4)	n.m. [4]	(14.6)
Taxes and others	1.4	(3.2)	n.m. [4]	3.1
Net income	59.6	53.1	12%	37.7
Cash basis net income [3]	77.9	56.8	37%	50.5

(1) Certain prior period amounts have been reclasified to conform to current period presentation.
(2) Represents results based on management accounting basis
(3) Excludes amortization of APLUS and Showa Leasing's acquired (consolidation) goodwill and intangible assets, net of tax benefit.
(4) n.m. is not meaningful.

Selected Balance Sheet Data

(Billions of yen)

	As of Dec. 31, 2005	As of Sep. 30, 2005	Change Amount	Change %	As of Mar. 31, 2005	Change Amount	Change %
Securities	1,619.9	1,678.2	(58.3)	(3.5)%	1,478.2	141.7	9.6%
Loans and bills discounted	3,756.4	3,828.0	(71.5)	(1.9)%	3,430.4	326.0	9.5%
Lease and installment receivables [5]	776.1	769.1	7.0	0.9%	735.8	40.3	5.5%
Intangible assets [6]	70.4	72.6	(2.2)	(3.0)%	77.2	(6.8)	(8.8)%
Consolidation goodwill, net	224.7	229.6	(4.8)	(2.1)%	244.0	(19.3)	(7.9)%
Customers' liabilities for acceptances and guarantees	785.9	1,002.4	(216.5)	(21.6)%	1,058.1	(272.2)	(25.7)%
Total assets	9,366.6	9,142.7	223.8	2.4%	8,576.3	790.3	9.2%
Deposits (including Negotiable Certificates of Deposit)	4,078.6	3,964.3	114.2	2.9%	3,452.8	625.7	18.1%
Debentures and corporate bonds	1,265.7	1,263.7	2.0	0.2%	1,330.9	(65.1)	(4.9)%
Borrowed money	1,085.3	1,166.9	(81.6)	(7.0)%	1,160.2	(74.9)	(6.5)%
Acceptances and guarantees	785.9	1,002.4	(216.5)	(21.6)%	1,058.1	(272.2)	(25.7)%
Total liabilities	8,442.8	8,261.6	181.2	2.2%	7,735.7	707.0	9.1%
Minority interests in subsidiaries	84.4	60.4	23.9	39.6%	53.8	30.5	56.7%
Total shareholders' equity	839.3	820.6	18.6	2.3%	786.6	52.6	6.7%

(5) Lease assets are included in premises and equipment or other assets and installment receivables are a part of other assets in the consolidated balance sheet.
(6) Identified intangible assets recorded through APLUS and Showa Leasing acquisitions.

References

	as of the end of Dec. 2005	as of the end of Sep. 2005
Exchange rate (¥/$)	118.07	113.21
Nikkei average	16,111.43	13,574.30

Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated) [1]

(Billions of yen, except percentages)

	Nine months ended Dec. 31, 2005			Six months ended Sep. 30, 2005 (1H-FY2005)			Fiscal year ended Mar. 31, 2005 (FY2004)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets [2]:									
Loans and bills discounted	3,685.9	76.0	2.74	3,576.5	50.8	2.83	3,099.9	77.3	2.50
Lease and installment receivables [2]	787.1	35.0	5.90	781.4	23.6	6.04	152.2	10.3	6.78
Securities	1,720.5	12.9	1.00	1,698.5	8.3	0.98	1,509.4	15.8	1.05
Other earning assets [3]	382.7	2.7	0.96	356.8	2.1	1.19	553.4	8.1	1.48
Total interest-earning assets [2]	6,576.3	126.8	2.56	6,413.3	84.9	2.64	5,315.0	111.7	2.10
Interest-bearing liabilities:									
Deposits and negotiable certificates of deposit	3,708.5	12.3	0.44	3,548.5	8.0	0.45	3,096.2	13.6	0.44
Debentures	1,180.6	3.7	0.42	1,198.9	2.6	0.44	1,311.4	6.1	0.47
Subordinated debt	245.9	4.0	2.17	251.6	3.0	2.41	210.5	6.9	3.32
Borrowed money and corporate bonds	976.8	9.3	1.28	967.3	6.5	1.36	338.0	6.6	1.96
Other interest-bearing liabilities	245.2	1.8	0.98	225.8	0.8	0.79	259.7	1.0	0.40
Total interest-bearing liabilities	6,357.2	31.3	0.65	6,192.4	21.2	0.68	5,216.0	34.4	0.66
Non interest-bearing sources of funds:									
Non interest-bearing (assets) liabilities, net	(593.9)	-	-	(582.7)	-	-	(659.2)	-	-
Shareholders' equity	812.9	-	-	803.6	-	-	758.3	-	-
Total interest-bearing liabilities and non interest-bearing sources of funds	6,576.3	-	-	6,413.3	-	-	5,315.0	-	-
Net interest margin [2]	-	-	1.91	-	-	1.96	-	-	1.44
Impact of non interest-bearing sources	-	-	0.02	-	-	0.02	-	-	0.01
Net yield on interest-earning assets [2]		95.5	1.93	-	63.7	1.98	-	77.2	1.45

Note:
Reclass from total revenue on earning assets to net interest income.

	Nine months ended Dec. 31, 2005			Six months ended Sep. 30, 2005 (1H-FY2005)			Fiscal year ended Mar. 31, 2005 (FY2004)		
Total revenue on earning assets	6,576.3	126.8	2.56	6,413.3	84.9	2.64	5,315.0	111.7	2.10
Less: Lease and installment receivables	787.1	35.0	5.90	781.4	23.6	6.04	152.2	10.3	6.78
Total interest income	5,789.1	91.8	2.11	5,631.9	61.3	2.17	5,162.8	101.3	1.96
Total interest expense	-	31.3	-	-	21.2	-	-	34.4	-
Net interest income	-	60.5	-	-	40.1	-	-	66.8	-

(1) Certain prior period numbers have been reclasified to conform to current period presentation.

(2) Includes lease and installment receivables assets and related yields.

(3) Interest earning deposits have been restated, by excluding cash deposits, to be consistent with prior period reporting.

Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

(Billions of yen, except percentages)

	Nine months ended Dec. 31, 2005			Six months ended Sep. 30, 2005 (1H-FY2005)			Fiscal year ended Mar. 31, 2005 (FY2004)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets:									
Cash and due from banks	75.9	1.5	2.63	72.3	1.0	2.92	134.7	2.7	2.06
Call loans	76.7	0.0	0.01	44.9	0.0	0.03	134.1	0.0	0.01
Receivables under resale agreements	-	-	-	-	-	-	1.7	0.0	0.00
Collateral related to securities borrowing transactions	5.4	0.0	0.47	6.4	0.0	0.49	49.5	0.0	0.01
Securities	1,999.5	16.6	1.10	1,977.4	11.8	1.19	1,526.0	15.5	1.01
Loans and bills discounted	3,578.5	43.4	1.61	3,483.9	28.8	1.65	3,186.9	58.5	1.83
Other interest-earning assets	72.1	0.6	1.18	82.6	0.3	0.93	93.9	0.6	0.66
Interest rate and fund swaps	-	0.5	-	-	0.5	-	-	4.2	-
Total interest-earning assets	5,808.5	62.8	1.43	5,667.7	42.7	1.50	5,127.0	81.8	1.59
Interest-bearning liabilities:									
Deposits	3,617.7	12.3	0.45	3,421.1	8.0	0.47	2,828.8	13.5	0.47
Negotiable certificates of deposit	222.0	0.0	0.02	199.6	0.0	0.02	410.1	0.1	0.03
Debentures	1,187.9	3.7	0.42	1,206.3	2.6	0.43	1,319.2	6.2	0.47
Call money	154.7	0.0	0.06	139.1	0.0	0.07	117.8	0.6	0.53
Payable under repurchase agreements	0.8	0.0	0.00	1.2	0.0	0.00	121.3	0.0	0.00
Collateral related to securities lending transactions	6.2	0.0	0.57	6.6	0.0	0.20	13.2	0.0	0.03
Borrowed money	311.1	4.6	1.97	324.4	3.5	2.20	326.6	8.2	2.53
Corporate bonds	65.6	0.3	0.72	50.0	0.1	0.42	0.9	0.0	0.39
Other interest-bearing liabilities	1.4	1.6	144.57	1.7	0.7	88.25	0.2	0.3	106.10
Interest rate and fund swaps	-	-	-	-	-	-	-	-	-
Total interest-bearing liabilities	5,567.7	22.8	0.54	5,350.2	15.2	0.56	5,138.7	29.1	0.56
Net interest income/yield on interest-earning assets	5,808.5	39.9	0.91	5,667.7	27.4	0.96	5,127.0	52.6	1.02

Per Share Data

	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Six months ended Sep. 30, 2005 (1H-FY2005)	Fiscal year ended Mar. 31, 2005 (FY2004)
				(yen)
Common shareholders' equity	**369.84**	321.66	354.68	329.65
Fully diluted shareholders' equity	**413.81**	391.64	404.66	390.06
Basic net income	**42.51**	37.73	26.33	46.78
Diluted net income	**29.61**	27.60	18.71	34.98

Note: For calculation of per share data		Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Six months ended Sep. 30, 2005 (1H-FY2005)	Fiscal year ended Mar. 31, 2005 (FY2004)
(shareholders' equity)	Number of common shares [1]	**1,358,520,605**	1,358,532,551	1,358,521,003	1,358,523,191
	Fully diluted number of shares [1]	**2,028,296,959**	1,975,994,995	2,028,002,412	2,016,758,396
(net income)	Number of common shares [2]	**1,358,521,379**	1,358,534,265	1,358,521,647	1,358,529,854
	Fully diluted number of shares [2]	**2,015,452,740**	1,927,665,795	2,015,158,063	1,927,660,001

(1) Outstanding shares at the end of the respective period
(2) Weighted average number of outstanding shares during the respective period

Cash Basis Per Share Data *(yen)*

	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Six months ended Sep. 30, 2005 (1H-FY2005)	Fiscal year ended Mar. 31, 2005 (FY2004)
Basic net income	**55.94**	40.44	35.79	52.15
Diluted net income	**38.67**	29.50	25.08	38.76

Performance Ratios *(%)*

	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Six months ended Sep. 30, 2005 (1H-FY2005)	Fiscal year ended Mar. 31, 2005 (FY2004)
Return on assets	**0.9%** [4]	1.0% [4]	0.8%	0.9%
Return on equity (fully diluted)	**9.7%** [4]	9.4% [4]	9.4%	8.9%
Cash basis return on assets	**1.2%** [4]	1.1% [4]	1.2%	1.0%
Cash basis return on equity (fully diluted)	**12.7%** [4]	10.0% [4]	12.5%	9.8%
Expense to revenue (overhead) ratio [3]	**49.8%**	55.7%	51.1%	54.0%

Supplemental Financial Data and Reconciliation to Japanese GAAP Measures

Nine months ended December 31, 2005	*(Billions of yen, except per share data)*
Amortization of acquired goodwill and intangible assets [5]	
Amortization of intangible assets	**6.7**
Associated deferred tax liability	**(2.7)**
Amortization of acquired goodwill	**14.2**
Total amortization of acquired goodwill and intangible assets, net of tax benefit	**18.2**
Reconciliation of net income to cash basis net income	
Net income	**59.6**
Total amortization of acquired goodwill and intangible assets, net of tax benefit	**18.2**
Cash basis net income	**77.9**
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	**42.51**
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**13.43**
Cash basis basic net income per share	**55.94**
Reconciliation of diluted net income per share to cash basis diluted net income per share	
Diluted net income per share	**29.61**
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**9.06**
Cash basis diluted net income per share	**38.67**
Reconciliation of return on assets to cash basis return on assets	
Return on assets	**0.9** [4]
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**0.3** [4]
Cash basis return on assets	**1.2** [4]
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	**9.7** [4]
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**3.0** [4]
Cash basis return on equity (fully diluted)	**12.7** [4]

(3) Management accounting basis
(4) Annualized basis
(5) Acquired goodwill and intangible assets are referred to as consolidation goodwill and other intangibles in our financial statements.

Business Line Ordinary Business Profit[1][2]

(Billions of yen)

Nine months ended December 31, 2005

	Institutional Banking	Consumer and Commercial Finance (※1)	Retail Banking	ALM/ Corporate/ Other[3]	Total
Total revenue	86.6	89.1	32.6 [4]	(4.9)	203.5
General and administrative expenses	29.1	45.1	26.1	1.0	101.4
Ordinary business profit (loss)	57.5	43.9	6.5	(5.9)	102.0

(※1) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other[5]	Consumer and Commercial Finance
Total revenue	62.4	17.7	9.0	89.1
General and administrative expenses	32.2	8.0	4.9	45.1
Ordinary business profit	30.1	9.7	4.1	43.9

Nine months ended December 31, 2004

	Institutional Banking	Consumer and Commercial Finance (※2)	Retail Banking	ALM/ Corporate/ Other[3]	Total
Total revenue	73.8	20.6	29.0 [4]	(2.4)	121.0
General and administrative expenses	28.3	14.2	23.9	0.8	67.4
Ordinary business profit (loss)	45.4	6.3	5.1	(3.3)	53.6

(※2) breakdown of Consumer and Commercial Finance	APLUS	Other[5]	Consumer and Commercial Finance
Total revenue	14.8	5.8	20.6
General and administrative expenses	9.7	4.5	14.2
Ordinary business profit	0.6	5.7	6.3

(1) Certain prior period amounts have been reclasified to conform to current period presentation.
(2) Represents results based on management accounting basis.
(3) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, and corporate level expenses.
(4) Includes revenue related to structured deposits of 15.4 billion yen for nine months ended Dec. 31, 2005, and 14.6 billion yen for nine months ended Dec. 31, 2004.
(5) Includes unallocated Consumer and Commercial Finance sub-group expenses.

Earnings Forecast for Fiscal Year 2005

(Consolidated)

(Billions of yen)

	for the fiscal year ended March 31, 2006 (FY2005) Forecast (After revision)	(Before revision)[6]	March 31, 2005 (FY2004) Actual
Ordinary business profit (*jisshitsu gyomu jun-eki*)	**125.0**	120.0	81.9
Net income	**75.0**	63.0	67.4
Cash basis net income[7]	**98.0**	93.0	74.7

(6) Originally announced on May 24, 2005
(7) Excludes amortization of APLUS and Showa Leasing's acquired (consolidation) goodwill and intangible assets, net of tax benefit.

(Non-consolidated)[8]

(Billions of yen)

	for the fiscal year ended March 31, 2006 (FY2005) Forecast (After revision)	(Before revision)[6]	March 31, 2005 (FY2004) Actual
Net business profit	**68.0**	62.0	54.9
Net income	**72.0**	68.0	68.0

(8) Revitalization plan basis

Above forecasts are based on current assumptions of future events and trends, which may be incorrect. Actual results may differ materially from those in the statements as a results of various factors.

Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Change		Fiscal year ended Mar.31, 2005
	a	b	a-b	%	c
Interest on loans and bills	**76,090**	51,972	24,118	46.4%	77,353
Interest and dividends on securities	**12,975**	10,245	2,730	26.6%	15,862
Other interest income	**2,770**	6,392	(3,622)	(56.7)%	8,181
Interest income	**91,836**	68,610	23,226	33.9%	101,396
Fees and commissions income	**52,654**	34,629	18,025	52.1%	57,690
Trading profits	**21,215**	19,700	1,515	7.7%	23,992
Other business income	**195,133**	28,008	167,125	596.7%	38,231
Other operating income	**29,591**	23,144	6,447	27.9%	27,330
Operating income	**390,431**	174,094	216,337	124.3%	248,641
Interest on deposits,including negotiable certificates of deposit	**12,350**	10,374	1,976	19.0%	13,671
Interest and discounts on debentures	**3,756**	4,756	(1,000)	(21.0)%	6,184
Interest on other borrowings	**11,387**	8,951	2,436	27.2%	12,924
Other interest expenses	**3,841**	1,223	2,618	214.1%	1,716
Interest expenses	**31,336**	25,307	6,029	23.8%	34,497
Fees and commissions expenses	**16,447**	9,360	7,087	75.7%	15,308
Trading losses	**100**	–	100	n.m.	–
Other business expenses	**134,977**	14,706	120,271	817.8%	15,475
General and administrative expenses	**101,942**	68,278	33,664	49.3%	97,317
Amortization of consolidation goodwill	**14,222**	2,486	11,736	472.1%	4,918
Amortization of identified intangible assets	**6,737**	1,946	4,791	246.2%	3,919
Losses on write-off of loans	**17,209**	4,527	12,682	280.1%	10,076
All other	**10,716**	8,563	2,153	25.1%	12,674
Other operating expenses	**48,886**	15,577	33,309	213.8%	31,588
Operating expenses	**333,690**	133,230	200,460	150.5%	194,186
Net operating income	**56,741**	40,864	15,877	38.9%	54,454
Extraordinary gains	**3,134**	11,954	(8,820)	(73.8)%	11,845
Extraordinary losses	**1,272**	625	647	103.5%	702
Income before income taxes and minority interests	**58,603**	52,193	6,410	12.3%	65,597
Income tax (current)	**2,905**	1,344	1,561	116.1%	1,438
Income tax (deferred)	**(6,332)**	(2,237)	(4,095)	183.1%	(3,444)
Minority interests in net income of subsidiaries	**2,342**	(106)	2,448	n.m.	168
Net income	**59,687**	53,193	6,494	12.2%	67,435

(billions of yen)

(Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) [1]	**102.0**	53.6	48.4	90.2%	81.9
yen / US$	**@118.07**	@104.20			@107.39

(1) Management accounting basis

n.m.: not meaningful

Consolidated Balance Sheets (Unaudited)

-- Assets

(millions of yen)

	As of Dec. 31, 2005	As of Sep. 30, 2005	Change		As of Mar. 31, 2005	Change	
	a	b	a-b	%	c	a-c	%
<<Assets>>							
Cash and due from banks	**398,103**	352,584	45,519	12.9%	277,593	120,510	43.4%
Call loans	**286,500**	117,000	169,500	144.9%	70,000	216,500	309.3%
Collateral related to securities borrowing transactions	**73,615**	5,232	68,383	1307.0%	3,744	69,871	1866.2%
Other monetary claims purchased	**243,847**	244,387	(540)	(0.2)%	320,379	(76,532)	(23.9)%
Trading assets	**151,930**	119,876	32,054	26.7%	168,501	(16,571)	(9.8)%
Monetary assets held in trust	**624,432**	393,694	230,738	58.6%	372,224	252,208	67.8%
Securities	**1,619,960**	1,678,291	(58,331)	(3.5)%	1,478,219	141,741	9.6%
Loans and bills discounted	**3,756,476**	3,828,070	(71,594)	(1.9)%	3,430,421	326,055	9.5%
Foreign exchanges	**11,982**	12,881	(899)	(7.0)%	8,550	3,432	40.1%
Other assets	**906,320**	868,421	37,899	4.4%	850,440	55,880	6.6%
Premises and equipment	**416,176**	419,404	(3,228)	(0.8)%	418,938	(2,762)	(0.7)%
Deferred discounts on and issuance expenses for debentures	**177**	206	(29)	(14.1)%	284	(107)	(37.7)%
Deferred tax assets	**27,374**	26,639	735	2.8%	24,623	2,751	11.2%
Consolidation goodwill, net	**224,716**	229,614	(4,898)	(2.1)%	244,042	(19,326)	(7.9)%
Customers' liabilities for acceptances and guarantees	**785,908**	1,002,462	(216,554)	(21.6)%	1,058,161	(272,253)	(25.7)%
Reserve for credit losses	**(160,883)**	(155,980)	(4,903)	3.1%	(149,799)	(11,084)	7.4%
Total assets	**9,366,638**	9,142,786	223,852	2.4%	8,576,328	790,310	9.2%
yen / US$	**@118.07**	@113.21			@107.39		

Consolidated Balance Sheets (Unaudited)

-- Liabilities, minority interests in subsidiaries and shareholders' equity

(millions of yen)

	As of Dec. 31, 2005	As of Sep. 30, 2005	Change		As of Mar. 31, 2005	Change	
	a	b	a-b	%	c	a-c	%
<<Liabilities>>							
Deposits, including negotiable certificates of deposit	**4,078,601**	3,964,390	114,211	2.9%	3,452,813	625,788	18.1%
Debentures	**1,110,344**	1,181,728	(71,384)	(6.0)%	1,242,632	(132,288)	(10.6)%
Call money	**140,000**	170,664	(30,664)	(18.0)%	204,295	(64,295)	(31.5)%
Collateral related to securities lending transactions	**9,420**	5,672	3,748	66.1%	-	9,420	n.m.
Commercial paper	**112,500**	77,800	34,700	44.6%	13,300	99,200	745.9%
Trading liabilities	**91,360**	80,083	11,277	14.1%	69,101	22,259	32.2%
Borrowed money	**1,085,333**	1,166,966	(81,633)	(7.0)%	1,160,265	(74,932)	(6.5)%
Foreign exchanges	**117**	170	(53)	(31.2)%	20	97	485.0%
Corporate bonds	**155,449**	82,016	73,433	89.5%	88,344	67,105	76.0%
Other liabilities	**844,833**	501,842	342,991	68.3%	412,763	432,070	104.7%
Accrued employees bonuses	**9,417**	7,026	2,391	34.0%	10,276	(859)	(8.4)%
Reserve for retirement benefits	**3,185**	3,237	(52)	(1.6)%	3,376	(191)	(5.7)%
Reserve for loss on disposition of premises and equipment	**-**	153	(153)	(100.0)%	153	(153)	(100.0)%
Reserve under special law	**2**	2	-	-	2	-	-
Deferred tax liabilities	**16,375**	17,419	(1,044)	(6.0)%	20,262	(3,887)	(19.2)%
Acceptances and guarantees	**785,908**	1,002,462	(216,554)	(21.6)%	1,058,161	(272,253)	(25.7)%
Total liabilities	**8,442,848**	8,261,635	181,213	2.2%	7,735,769	707,079	9.1%
Minority interests in subsidiaries	**84,458**	60,487	23,971	39.6%	53,891	30,567	56.7%
<<Shareholders' equity>>							
Capital stock	**451,296**	451,296	-	-	451,296	-	-
Capital surplus	**18,558**	18,558	-	-	18,558	-	-
Retained earnings	**363,090**	345,056	18,034	5.2%	311,039	52,051	16.7%
Net unrealized gains on securities available-for-sale, net of taxes	**2,868**	2,794	74	2.6%	3,043	(175)	(5.8)%
Foreign currency transaction adjustments	**3,528**	2,968	560	18.9%	2,738	790	28.9%
Treasury stock, at cost	**(11)**	(11)	(0)	0.0%	(9)	(2)	22.2%
Total shareholders' equity	**839,331**	820,663	18,668	2.3%	786,667	52,664	6.7%
Total liabilities, minority interest in subsidiaries and shareholders' equity	**9,366,638**	9,142,786	223,852	2.4%	8,576,328	790,310	9.2%
yen / US$	@118.07	@113.21			@107.39		

Consolidated Statements of Capital Surplus and Retained Earnings (Unaudited)

(millions of yen)

	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Change		Fiscal year ended Mar.31, 2005
	a	b	a-b	%	
[Capital surplus]					
Balance at beginning of period/year	**18,558**	18,558	–	–	18,558
Balance at end of period/year	**18,558**	18,558	–	–	18,558
[Retained earnings]					
Balance at beginning of period/year	**311,039**	250,737	60,302	24.0%	250,737
Increase	**59,687**	53,193	6,494	12.2%	67,435
Net income	**59,687**	53,193	6,494	12.2%	67,435
Decrease	**7,636**	7,133	503	7.1%	7,133
Dividends paid	**7,635**	7,133	502	7.0%	7,133
Bonuses to directors of consolidated subsidiaries	**0**	–	0	n.m.	–
Balance at end of period/year	**363,090**	296,798	66,292	22.3%	311,039

Note: The table represents a translation of the original consolidated statements of capital surplus and retained earnings prepared in the Japanese language in accordance with regulations of consolidated financial statements.

n.m.: not meaningful

Reference Material

(The tables below are based on translations of the original disclosure in the Japanese language.)

1. Non-consolidated Financial Results [and Forecast]

(Billions of yen)

	Nine months ended Dce. 31, 2005	Nine months ended Dce. 31, 2004	Three months ended Dec. 31, 2005 (3Q-FY2005)	Three months ended Dec. 31, 2004 (3Q-FY2004)	Six months ended Sep. 30, 2005 (1H-FY2005)	Fiscal year ended Mar. 31, 2006 (FY2005) Forecast [2]
Gross business profit *(gyomu sorieki)* [1]	**109.5**	92.3	**39.1**	27.5	70.4	
Net interest income	**42.0**	41.0	**13.3**	15.5	28.7	
Net fees and commissions [1]	**36.9**	29.4	**19.2**	9.7	17.6	
Net trading income	**15.5**	18.1	**5.5**	3.6	10.0	
Net other business income	**14.9**	3.7	**1.0**	(1.4)	13.9	
General & administrative expenses	**(55.1)**	(52.9)	**(18.9)**	(17.3)	(36.1)	
Net business profit *(jisshitsu gyomu jun-eki)* [1]	**54.4**	39.4	**20.2**	10.1	34.2	68.0
Net operating income *(keijou rieki)*	**52.2**	38.1	**19.3**	13.5	32.8	64.0
Net income	**59.1**	54.2	**19.9**	16.9	39.1	72.0
Credit recoveries (costs)	**1.0**	13.7	**(1.3)**	3.3	2.3	
Reversal (provision) of reserve for credit losses	**1.5**	13.4	**(1.3)**	1.9	2.8	

(1) Includes income from monetary assets held in trust of 27.1 billion yen for nine months ended Dec. 31, 2005, 22.3 billion yen for nine months ended Dec. 31, 2004 and 12.1 billion yen for six months ended Sep. 30, 2005.
(2) Revised on January 25, 2006.

2. Non-performing Loans

Claims Classified Under the Financial Revitalization Law (Non-consolidated)

(Billions of yen, %)

	As of Dec. 31, 2005 a	As of Sep. 30, 2005 b	Change a-b	As of March 31, 2005 c	Change a-c
Claims against bankrupt and quasi-bankrupt obligors	**0.8**	2.4	(1.6)	3.1	(2.3)
Doubtful claims	**26.4**	28.3	(1.9)	42.1	(15.8)
Substandard claims	**15.3**	15.4	(0.1)	6.5	8.8
Total non-performing loans (A)	**42.5**	46.1	(3.6)	51.8	(9.3)
Total claims (B)	**3,878.9**	3,967.0	(88.1)	3,621.1	257.8
% of total claims outstanding (A) / (B)	**1.10**	1.16	(0.06)	1.43	(0.33)
(ref.) Amount of partial write-off	**4.6**	6.8		6.0	

3. Risk Monitored Loans

(Non-consolidated)

(Billions of yen, %)

	As of Dec. 31, 2005 a	As of Sep. 30, 2005 b	Change a-b	As of March 31, 2005 c	Change a-c
Loans to bankrupt obligors	**0.5**	1.5	(1.0)	2.3	(1.8)
Non-accrual delinquent loans	**25.8**	27.5	(1.7)	41.2	(15.4)
Loans past due three months or more	**0.1**	0.1	(0.0)	3.1	(3.0)
Restructured loans	**15.2**	15.2	(0.0)	3.3	11.9
Total risk monitored loans (A)	**41.6**	44.5	(2.9)	50.0	(8.4)
Loans and bills discounted (B)	**3,690.6**	3,788.0	(97.4)	3,443.7	246.9
% of risk monitored loans (A) / (B)	**1.13**	1.18	(0.05)	1.45	(0.32)
Reserve for credit losses (C)	**115.8**	114.5	1.3	124.4	(8.6)
Reserve ratios (C) / (A)	**277.85**	257.38	20.47	248.63	29.22

4. Unrealized Gains (Losses) on Available-for Sale Securities

(Non-consolidated)

As of December 31, 2005

(Billions of yen)

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	**5.1**	**1.3**	**1.4**	**0.0**
Bonds (domestic)	**840.7**	**(3.1)**	**0.1**	**3.2**
Other [1]	**140.5**	**2.1**	**3.4**	**1.3**
Total	**986.5**	**0.3**	**5.0**	**4.6**

As of September 30, 2005

(Billions of yen)

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	4.8	1.0	1.0	0.0
Bonds (domestic)	999.6	(2.5)	0.0	2.6
Other [1]	134.6	3.3	4.1	0.7
Total	1,139.2	1.8	5.2	3.4

As of March 31, 2005

(Billions of yen)

	Fair value	Net unrealized gain (loss)		
			Gross unrealized gains	Gross unrealized losses
Equity securities (domestic)	5.3	1.2	1.2	-
Bonds (domestic)	1,076.9	0.7	0.9	0.2
Other [1]	83.0	2.6	3.4	0.8
Total	1,165.3	4.6	5.6	1.0

(1) "Other" mainly consists of foreign securities.

5. Balance of deposits (Non-consolidated)

(Billions of yen)

	As of Dec. 31, 2005 **a**	As of Sep. 30, 2005 b	Change a-b	As of March 31, 2005 c	Change a-c
Balance of deposits (including NCDs)	**4,585.8**	4,046.9	538.9	3,528.8	1,057.0
Balance of deposits from individuals	**2,991.1**	2,813.9	177.2	2,277.7	713.4

Non-Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended Dec. 31, 2005 a	Nine months ended Dec. 31, 2004 b	Change a-b	%	Fiscal year ended Mar. 31, 2005
Interest on loans and bills	**43,411**	43,891	(480)	(1.1)%	58,569
Interest and dividends on securities	**16,669**	11,882	4,787	40.3%	15,551
Other interest income	**2,764**	6,014	(3,250)	(54.0)%	7,705
Interest income	**62,844**	61,788	1,056	1.7%	81,826
Fees and commissions income	**17,160**	13,740	3,420	24.9%	20,516
Trading profits	**15,905**	18,222	(2,317)	(12.7)%	22,305
Other business income	**19,264**	8,986	10,278	114.4%	10,765
Other operating income	**33,939**	29,901	4,038	13.5%	37,654
Operating income	**149,114**	132,639	16,475	12.4%	173,068
Interest on deposits,including negotiable certificates of deposit	**12,395**	10,405	1,990	19.1%	13,713
Interest and discounts on debentures	**3,765**	4,770	(1,005)	(21.1)%	6,201
Interest on other borrowings	**4,694**	7,044	(2,350)	(33.4)%	8,896
Other interest expenses	**2,001**	222	1,779	801.4%	316
Interest expenses	**22,856**	22,442	414	1.8%	29,127
Fees and commissions expenses	**7,362**	6,675	687	10.3%	8,859
Trading losses	**322**	87	235	270.1%	113
Other business expenses	**4,311**	5,243	(932)	(17.8)%	4,939
General and administrative expenses	**55,616**	53,781	1,835	3.4%	70,088
Other operating expenses	**6,369**	6,226	143	2.3%	13,242
Operating expenses	**96,838**	94,457	2,381	2.5%	126,370
Net operating income	**52,276**	38,182	14,094	36.9%	46,697
Extraordinary gains	**2,051**	13,824	(11,773)	(85.2)%	18,737
Extraordinary losses	**95**	594	(499)	(84.0)%	575
Income before income taxes	**54,232**	51,413	2,819	5.5%	64,859
Income tax (current)	**(4,589)**	(2,247)	(2,342)	104.2%	(2,374)
Income tax (deferred)	**(310)**	(614)	304	(49.5)%	(864)
Net income	**59,131**	54,274	4,857	8.9%	68,097
Unappropriated retained earnings brought forward	**302,595**	243,351	59,244	24.3%	243,351
Interim dividends paid	**3,947**	3,688	259	7.0%	3,688
Transfer to legal reserve	**789**	737	52	7.1%	737
Unappropriated retained earnings	**356,990**	293,199	63,791	21.8%	307,022
yen / US$	**@118.07**	@104.20			@107.39

Non-Consolidated Balance Sheets -- Assets (Unaudited)

(millions of yen)

	As of Dec. 31, 2005	As of Sep. 30, 2005	Change		As of Mar. 31, 2005	Change	
	a	b	a-b	%	c	a-c	%
<<Assets>>							
Cash and due from banks	**258,152**	206,602	51,550	25.0%	162,208	95,944	59.1%
Call loans	**286,500**	117,000	169,500	144.9%	70,000	216,500	309.3%
Collateral related to securities borrowing transactions	**73,615**	5,232	68,383	1,307.0%	3,744	69,871	1,866.2%
Other monetary claims purchased	**36,708**	40,365	(3,657)	(9.1)%	108,410	(71,702)	(66.1)%
Trading assets	**132,838**	111,506	21,332	19.1%	166,817	(33,979)	(20.4)%
Monetary assets held in trust	**675,825**	440,625	235,200	53.4%	415,395	260,430	62.7%
Securities	**1,970,700**	2,016,488	(45,788)	(2.3)%	1,820,753	149,947	8.2%
Loans and bills discounted	**3,690,615**	3,788,017	(97,402)	(2.6)%	3,443,721	246,894	7.2%
Foreign exchanges	**11,982**	12,881	(899)	(7.0)%	8,550	3,432	40.1%
Other assets	**243,818**	215,141	28,677	13.3%	220,972	22,846	10.3%
Premises and equipment	**27,046**	27,204	(158)	(0.6)%	26,499	547	2.1%
Deferred discounts on and issuance expenses for debentures	**177**	206	(29)	(14.1)%	285	(108)	(37.9)%
Deferred tax assets	**25,701**	24,979	722	2.9%	23,543	2,158	9.2%
Customers' liabilities for acceptances and guarantees	**46,243**	51,456	(5,213)	(10.1)%	49,896	(3,653)	(7.3)%
Reserve for credit losses	**(115,828)**	(114,598)	(1,230)	1.1%	(124,499)	8,671	(7.0)%
Total assets	**7,364,098**	6,943,109	420,989	6.1%	6,396,302	967,796	15.1%
yen / US$	@118.07	@113.21			@107.39		

Non-Consolidated Balance Sheets (Unaudited)

-- Liabilities and shareholders' equity

(millions of yen)

	As of Dec. 31, 2005	As of Sep. 30, 2005	Change		As of Mar. 31, 2005	Change	
	a	b	a-b	%	c	a-c	%
<<Liabilities>>							
Deposits, including negotiable certificates of deposit	**4,585,810**	4,046,936	538,874	13.3%	3,528,879	1,056,931	30.0%
Debentures	**1,113,854**	1,185,538	(71,684)	(6.0)%	1,246,862	(133,008)	(10.7)%
Call money	**140,000**	170,664	(30,664)	(18.0)%	204,295	(64,295)	(31.5)%
Collateral related to securities lending transactions	**9,420**	5,672	3,748	66.1%	–	9,420	n.m.
Trading liabilities	**71,142**	68,963	2,179	3.2%	64,296	6,846	10.6%
Borrowed money	**285,699**	339,962	(54,263)	(16.0)%	325,394	(39,695)	(12.2)%
Foreign exchanges	**405**	447	(42)	(9.4)%	289	116	40.1%
Corporate bonds	**122,789**	50,000	72,789	145.6%	50,000	72,789	145.6%
Other liabilities	**142,618**	194,904	(52,286)	(26.8)%	128,663	13,955	10.8%
Accrued employees bonuses	**7,558**	4,830	2,728	56.5%	7,616	(58)	(0.8)%
Reserve for retirement benefits	**811**	811	–	–	1,010	(199)	(19.7)%
Reserve for loss on disposition of premises and equipment	–	153	(153)	(100.0)%	153	(153)	(100.0)%
Acceptances and guarantees	**46,243**	51,456	(5,213)	(10.1)%	49,896	(3,653)	(7.3)%
Total liabilities	**6,526,352**	6,120,341	406,011	6.6%	5,607,357	918,995	16.4%
<<Shareholders' equity>>							
Capital stock	**451,296**	451,296	–	–	451,296	–	–
Capital surplus	**18,558**	18,558	–	–	18,558	–	–
Additional paid-in capital	**18,558**	18,558	–	–	18,558	–	–
Retained earnings	**364,767**	348,736	16,031	4.6%	313,272	51,495	16.4%
Legal reserve	**7,777**	6,987	790	11.3%	6,249	1,528	24.5%
Unappropriated retained earnings	**356,990**	341,749	15,241	4.5%	307,022	49,968	16.3%
Net income	**59,131**	39,153	19,978	51.0%	68,097		
Net unrealized gain on securities available-for-sale, net of taxes	**3,128**	4,181	(1,053)	(25.2)%	5,822	(2,694)	(46.3)%
Treasury stock, at cost	**(6)**	(5)	(1)	20.0%	(4)	(2)	50.0%
Total shareholders' equity	**837,745**	822,768	14,977	1.8%	788,945	48,800	6.2%
Total liabilities and shareholders' equity	**7,364,098**	6,943,109	420,989	6.1%	6,396,302	967,796	15.1%
yen / US$	@118.07	@113.21			@107.39		